Exhibit (e)(1)

Excerpts from Allergan, Inc. Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 25, 2014 and Definitive Proxy Statement on Schedule 14A relating to the 2014 Annual Meeting of Stockholders as filed with the Securities and Exchange Commission on March 26, 2014.

EXECUTIVE OFFICERS

Our executive officers and their ages as of February 25, 2014 are as follows:

Name	Age	Principal Positions with Allergan
David E.I. Pyott	60	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
Douglas S. Ingram	51	President
James F. Barlow	55	Senior Vice President, Corporate Controller (Principal Accounting Officer)
Raymond H. Diradoorian	56	Executive Vice President, Global Technical Operations
Jeffrey L. Edwards	53	Executive Vice President, Finance and Business Development, Chief Financial Officer (Principal Financial Officer)
Julian S. Gangolli	56	Corporate Vice President and President, North America
Arnold A. Pinkston	55	Executive Vice President, General Counsel and Assistant Secretary
Scott D. Sherman	48	Executive Vice President, Human Resources
Scott M. Whitcup, M.D.	54	Executive Vice President, Research & Development, Chief Scientific Officer

Officers are appointed by and hold office at the pleasure of the board of directors.

David E.I. Pyott, 60, has been Allergan’s Chief Executive Officer since January 1998 and in 2001 became the Chairman of the Board. Mr. Pyott also served as Allergan’s President from January 1998 until February 2006, and again from March 2011 until June 2013. Previously, he was head of the Nutrition Division and a member of the executive committee of Novartis AG, a publicly-traded company focused on the research and development of products to protect and improve health and well-being, from 1995 until December 1997. From 1992 to 1995, Mr. Pyott was President and Chief Executive Officer of Sandoz Nutrition Corp., Minneapolis, Minnesota, a predecessor to Novartis, and General Manager of Sandoz Nutrition, Barcelona, Spain, from 1990 to 1992. Prior to that, Mr. Pyott held various positions within the Sandoz Nutrition group from 1980. Mr. Pyott is also a member of the board of directors of Avery Dennison Corporation, a publicly-traded company focused on pressure-sensitive technology and self-adhesive solutions, where he serves as the lead independent director, and Edwards Lifesciences Corporation, a publicly-traded company focused on products and technologies to treat advanced cardiovascular diseases. Mr. Pyott is a member of the Directors’ Board of The Paul Merage School of Business at the University of California, Irvine (UCI). Mr. Pyott serves on the board and Executive Committee of the Biotechnology Industry Organization. Mr. Pyott also serves as a member of the board of the Pan-American Ophthalmological Foundation, President of the International Council of Ophthalmology Foundation and as a member of the Advisory Board for the Foundation of The American Academy of Ophthalmology. Mr. Pyott also serves as a Vice Chairman of the Board of Trustees of Chapman University.

Douglas S. Ingram, 51, was appointed President of Allergan on July 1, 2013. Prior to assuming his current role, Mr. Ingram served as Executive Vice President and President, Europe, Africa and Middle East from August 2010 to June 2013. Prior to that, he served as Executive Vice President, Chief Administrative Officer, and Secretary from October 2006 to July 2010 and led Allergan’s Global Legal Affairs, Compliance, Internal Audit and Internal Controls, Human Resources, Regulatory Affairs and Safety, and Global Corporate Affairs and Public Relations departments. Mr. Ingram also served as General Counsel from January 2001 to June 2009 and as Secretary and Chief Ethics Officer from July 2001 to July 2010. During that time, he served as Executive Vice President from October 2003 to October 2006, as Corporate Vice President from July 2001 to October 2003 and as Senior Vice President from January 2001 to July 2001. Prior to that, Mr. Ingram was Associate General Counsel and Assistant Secretary from 1998 and joined Allergan in 1996 as Senior Attorney and Chief Litigation Counsel. Prior to joining Allergan, Mr. Ingram was an attorney at Gibson, Dunn & Crutcher LLP from 1988 to 1996. Mr. Ingram received his Juris Doctorate from the University of Arizona in 1988, graduating summa cum laude and Order of the Coif.

James F. Barlow, 55, has been Senior Vice President, Corporate Controller since February 2005. Mr. Barlow joined Allergan in January 2002 as Vice President, Corporate Controller. Prior to joining Allergan, Mr. Barlow served as Chief Financial Officer of Wynn Oil Company, a division of Parker Hannifin Corporation. Prior to Wynn Oil Company, Mr. Barlow was Treasurer and Controller at Wynn’s International, Inc., a supplier of automotive and industrial components and specialty chemicals, from July 1990 to September 2000. Before working for Wynn’s International, Inc., Mr. Barlow was Vice President, Controller from 1986 to 1990 for Ford Equipment Leasing Company. From 1983 to 1985 Mr. Barlow worked for the accounting firm Deloitte Haskins and Sells.

Raymond H. Diradoorian, 56, has served as Allergan’s Executive Vice President, Global Technical Operations since February 2006. From April 2005 to February 2006, Mr. Diradoorian served as Senior Vice President, Global Technical Operations. From February 2001 to April 2005, Mr. Diradoorian served as Vice President, Global Engineering and Technology. Mr. Diradoorian joined Allergan in July 1981. Prior to joining Allergan, Mr. Diradoorian held positions at American Hospital Supply and with the Los Angeles Dodgers baseball team.

Jeffrey L. Edwards, 53, has been Executive Vice President, Finance and Business Development, Chief Financial Officer since September 2005. Prior to that, Mr. Edwards was Corporate Vice President, Corporate Development since March 2003 and previously served as Senior Vice President, Treasury, Tax, and Investor Relations. He joined Allergan in 1993. Prior to joining Allergan, Mr. Edwards was with Banque Paribas and Security Pacific National Bank, where he held various senior level positions in the credit and business development functions.

Julian S. Gangolli, 56, has been Corporate Vice President and President, North America since January 2004. Mr. Gangolli served as Senior Vice President, U.S. Eye Care from July 1998 to January 2004. Prior to joining Allergan, Mr. Gangolli served as Vice President, Sales and Marketing of VIVUS, Inc., a publicly-traded biopharmaceutical company, from 1994 to 1998, where he was responsible for facilitating the successful transition of the company from a research and development start-up into a niche pharmaceutical company. Prior to that, Mr. Gangolli served in a number of increasingly senior marketing roles in the UK, Global Strategic Marketing and in the US for Syntex Pharmaceuticals, Inc., a multinational pharmaceutical company. Mr. Gangolli began his career in pharmaceutical sales and marketing with Ortho-Cilag Pharmaceuticals, Ltd. a UK subsidiary of Johnson & Johnson. Mr. Gangolli received a BSc (Honors) in Applied Chemistry and Business Studies from Kingston Polytechnic in England.

Arnold A. Pinkston, 55, joined Allergan as Executive Vice President, General Counsel and Assistant Secretary in October 2011 with over 25 years of experience managing legal affairs. Prior to joining Allergan, Mr. Pinkston served as the Senior Vice President, General Counsel and Secretary of Beckman Coulter, Inc. from 2005 through the company’s sale to Danaher Corporation in June 2011. While at Beckman Coulter, Mr. Pinkston was responsible for all aspects of the company’s global legal affairs as well as the company’s compliance program, corporate social responsibility program, internal audit department and knowledge resources. Prior to joining Beckman Coulter, Mr. Pinkston held various positions at Eli Lilly and Company from 1999 through 2005, including serving as deputy general counsel responsible for the legal affairs of Lilly USA. Mr. Pinkston served as general counsel of PCS Health Systems from 1994 to 1999 after working for McKesson Corporation and beginning his legal career as an attorney with Orrick, Herrington & Sutcliffe. Mr. Pinkston received a Bachelor’s Degree in Geophysics from Yale College and a Juris Doctor degree from Yale Law School.

Scott D. Sherman, 48, joined Allergan as Executive Vice President, Human Resources in September 2010 with more than fifteen years of human resources leadership experience. Prior to joining Allergan, Mr. Sherman worked at Medtronic, Inc., a global medical device company, from August 1995 to September 2010 in roles of increasing complexity and responsibility. From April 2009 until September 2010, Mr. Sherman served as Medtronic’s Vice President, Global Total Rewards and Human Resources Operations, where he was responsible for global compensation and benefits programs, and served as Secretary to the Compensation Committee of Medtronic’s Board of Directors. Mr. Sherman lived in Europe from August 2005 until April 2009 and served as Vice-President, International Human Resources (May 2008 - April 2009) and Vice-President, Human Resources-Europe, Emerging

Markets and Canada (August 2005 - May 2008). Prior to these assignments, Mr. Sherman held a series of other positions at Medtronic including Vice President, Human Resources-Diabetes (January 2002 - July 2005). Prior to joining Medtronic, Mr. Sherman held various positions in the Human Resources and Sales organizations at Exxon Corporation from 1990 to 1995.

Scott M. Whitcup, M.D., 54, has been Executive Vice President, Research and Development, and Chief Scientific Officer since April 2009. Prior to that, Dr. Whitcup was Executive Vice President, Research and Development since July 2004. Dr. Whitcup joined Allergan in January 2000 as Vice President, Development, Ophthalmology. In January 2004, Dr. Whitcup became Allergan’s Senior Vice President, Development, Ophthalmology. From 1993 until 2000, Dr. Whitcup served as the Clinical Director of the National Eye Institute at the National Institutes of Health. As Clinical Director, Dr. Whitcup’s leadership was vital in building the clinical research program and promoting new ophthalmic therapeutic discoveries. Dr. Whitcup is a faculty member at the Jules Stein Eye Institute/David Geffen School of Medicine at the University of California, Los Angeles. Dr. Whitcup serves on the board of directors of Questcor Pharmaceuticals, Inc., a publicly-traded biopharmaceutical company and Semnur Pharmaceuticals, a privately-held company.

Information About Director Nominees

Name	Position with Us	Audit and Finance	Corporate Governance and Compliance	Organization and Compensation	Science & Technology
David E.I. Pyott	Chairman of the Board and Chief Executive Officer
Michael R. Gallagher	Lead Independent Director		C	C
Deborah Dunsire, M.D.	Director	M			M
Trevor M. Jones, Ph.D.	Director		M		C
Louis J. Lavigne, Jr.	Director	M			M
Peter J. McDonnell, M.D.	Director		M		M
Timothy D. Proctor	Director	M		M
Russell T. Ray	Director	C		M
Henri A. Termeer	Director		M	M

“C” indicates Chair and “M” indicates Member of the respective committees

David E.I. Pyott, 60, has been our Chief Executive Officer since January 1998 and in 2001 became Chairman of the Board. Mr. Pyott also served as our President from January 1998 until February 2006, and again from March 2011 until June 2013. Mr. Pyott has driven the growth of Allergan by fueling internal development through significant investment in Research & Development while also identifying and leveraging unique, synergistic external opportunities. Allergan’s investment in Research & Development has increased from less than $100 million in 1998 to over $1 billion in 2013. Allergan is currently the fastest growing and second largest global ophthalmic pharmaceutical company and holds leadership positions in other specialty areas including neurosciences, medical aesthetics and medical dermatology. In addition to internally driven innovation, Allergan acquired Inamed Corp. for over $3 billion in 2006 and Groupe Laboratories Cornéal in France in 2007 primarily for their breast implant and dermal filler technologies. In adding these products to BOTOX® Cosmetic, Allergan created a new global category: medical aesthetics, and is the world’s largest medical aesthetics company.

Before joining Allergan, Mr. Pyott served as the Head of the Novartis Nutrition Division and as a member of the Executive Committee of the Switzerland-based Novartis AG, working over 17 years in several positions in strategic planning, marketing and general management in five countries around the world.

Mr. Pyott is also the lead independent director of the board of Avery Dennison Corporation, a publicly-traded company focused on pressure-sensitive technology and self-adhesive solutions, where he serves as Chairman of its Compensation and Executive Personnel Committee and as a member of its Governance and Social Responsibility Committee, and a member of the board of directors of Edwards Lifesciences Corporation, a publicly-traded company focused on products and technologies to treat advanced cardiovascular diseases, where he serves on its Audit and Public Policy Committee. Mr. Pyott is a former member of the board of Pacific LifeCorp and Pacific Mutual Holding Company, the parent companies of Pacific Life Insurance Company. Mr. Pyott is a member of the Directors’ Board of The Paul Merage School of Business at the University of California, Irvine. Mr. Pyott serves on the board and Executive Committee of the Biotechnology Industry Organization. Mr. Pyott also serves as a member of the board of the Pan-American Ophthalmological Foundation, President of the International Council of Ophthalmology Foundation and as a member of the Advisory Board for the Foundation of The American Academy of Ophthalmology. Mr. Pyott also serves as Vice Chairman of the Board of Trustees of Chapman University. Mr. Pyott was recognized in the Queen’s Birthday Honors List in 2006 and holds the title of Commander of the British Empire.

Mr. Pyott’s in-depth knowledge of our operations and the markets and industries in which we compete, combined with his entrepreneurial leadership experience in the healthcare industry, position him well to serve as our Chairman and Chief Executive Officer and provide a critical link between management and our Board, enabling our Board to provide its oversight function with the benefit of management’s perspective of the business. For these reasons, and given Mr. Pyott’s substantial public company governance experience from serving on the boards of several large public companies, our Board has concluded that Mr. Pyott should serve as one of our directors.

Michael R. Gallagher, 68, was Chief Executive Officer and a Director of Playtex Products, Inc., a publicly-traded personal care and consumer products manufacturer, from July 1995 through his retirement in December 2004. Prior to that, Mr. Gallagher was Chief Executive Officer of North America for Reckitt & Colman plc, a consumer products company based in London. Mr. Gallagher was President and Chief Executive Officer of Eastman Kodak’s subsidiary L&F Products, a cleaning products company, from 1988 until the subsidiary was sold to Reckitt & Colman plc in 1994. Mr. Gallagher held various executive positions with the Lehn & Fink Products group of Sterling Drug, maker of Lysol® and other household cleaning products, from 1984 until its sale to Eastman Kodak in 1988. Mr. Gallagher held various general management and brand management positions with The Clorox Company and The Procter & Gamble Company.

Mr. Gallagher is a member of and past Chairman of the Board of Advisors of the Haas School of Business, University of California, Berkeley. Mr. Gallagher was elected to our Board in 1998, is Chairman of the Corporate Governance and Compliance Committee, Chairman of the Organization and Compensation Committee and serves as our Board’s lead independent director.

Our Board has concluded that, with more than three decades of experience in key leadership roles at public and private personal care and consumer products companies, including as the former Chief Executive Officer of Playtex Products, Mr. Gallagher provides our Board with a wealth of business and management experience, as well as invaluable broad-based personal care and consumer products experience and should serve as one of our directors and as our Board’s lead independent director.

Deborah Dunsire, M.D., 51, has served as President and Chief Executive Officer of Forum Pharmaceuticals, a company dedicated to developing a broad range of novel therapies for central nervous system diseases since July 2013. Prior to joining Forum, she served as President and Chief Executive Officer of Millennium Pharmaceuticals, Inc., The Takeda Oncology Company, from July 2005 to July 2013. Prior to joining Millennium Pharmaceuticals, Dr. Dunsire was Senior Vice President, Head of North American Oncology Operations from July 2000 to July 2005, and Vice President, Oncology Business Unit from August 1996 to June 2000, of Novartis AG, a publicly-traded company focused on the research and development of products to protect and improve health and well-being. At Novartis, she helped increase the North American oncology revenues from approximately $50 million to over $2.1 billion in 10 years. From April 1988 to August 1996, Dr. Dunsire held various positions with Sandoz Laboratories, a pharmaceutical company, in the areas of product management, scientific development and clinical research.

Dr. Dunsire is a member of the boards of numerous nonprofit organizations, such as Gabrielle’s Angels Foundation for Cancer Research, CancerCare, the Museum of Science, Boston, and the Massachusetts General Hospital Research Advisory Council. Dr. Dunsire was the 2001 recipient of the American Cancer Society’s Excalibur Award and was the 2009 recipient of The Healthcare Businesswomen’s Association’s “Woman of The Year.” Dr. Dunsire is a graduate of the medical school of the University of the Witwatersrand, South Africa. Dr. Dunsire was appointed to our Board in December 2006 and is a member of the Audit and Finance Committee and the Science & Technology Committee.

Dr. Dunsire brings to our Board considerable pharmaceutical management and operations experience. Dr. Dunsire also brings to our Board valuable insights as both a clinical researcher and a physician. Our Board has concluded that, with over 22 years of leadership experience in the scientific, clinical, operational and commercial aspects of the biological/pharmaceutical business, including as President and Chief Executive Officer of Forum Pharmaceuticals, President and Chief Executive Officer of Millennium Pharmaceuticals, Inc. and the head of the Novartis North American oncology operations, Dr. Dunsire should serve as one of our directors.

Trevor M. Jones, Ph.D., 71, served as the Director General of the Association of the British Pharmaceutical Industry, an association representing the interests of approximately 75 British and international pharmaceutical companies, from 1994 through his retirement in August 2004. From 1987 to 1994, Prof. Jones was a director at Wellcome plc, a major healthcare business that merged with GlaxoSmithKline plc, where he was responsible for all research and development activities. At Wellcome, Prof. Jones led the successful development of numerous pharmaceutical compounds, as well as a number of over-the-counter medicines. Prof. Jones received his bachelor of pharmacy degree and Ph.D. from the University of London and is currently a visiting professor at King’s College London. He has also gained an honorary doctorate from the University of Athens as well as honorary doctorates in science from the Universities of Strathclyde, Nottingham, Bath and Bradford in the United Kingdom. Prof. Jones was recognized in the Queen’s Honors List and holds the title of Commander of the British Empire. He is also a fellow of the Royal Society of Chemistry, a fellow of the Royal Society of Medicine, a fellow of the Royal Pharmaceutical Society, an honorary fellow of the Royal College of Physicians and of its Faculty of Pharmaceutical Medicine and an honorary fellow of the British Pharmacological Society.

Prof. Jones is a member of the board of Arthurian Life Sciences Ltd., an investment fund established by the government of Wales with the objective of supporting and growing employment in life sciences and wealth creation in Wales, Simbec Research Ltd, a leading clinical research organization in the United Kingdom and one of the longest established Contract Research Organizations in Europe, Synexus Ltd., a clinical study recruitment and management specialist organization, and Verona Pharma plc, a public biotechnology company dedicated to research in respiratory diseases. Prof. Jones is a founder of the Geneva-based public-private partnership, Medicines for Malaria Venture and a founder and board member of the UK Stem Cell Foundation. Prof. Jones is a former chairman of the boards of ReNeuron Group plc and Synexus Ltd. Prof. Jones is also a former member of the boards of NextPharma Technologies Holdings Ltd., Sigma-Tau Industrie Farmaceutiche Riunite S.p.A, ReNeuron Group plc, Tecnogen S.p.A., Sigma-Tau Finanziaria S.p.A. and Sigma-Tau Pharmaceuticals, Inc. Prof. Jones was appointed to our Board in July 2004 and is a member of the Corporate Governance and Compliance Committee and is Chairman of the Science & Technology Committee.

With over 43 years of experience in research and development, and experience in the European and global pharmaceutical industry, Prof. Jones brings to our Board valuable insights in the areas of global pharmaceutical management and operations, as well as drug development. Serving as a member of the UK Government Regulatory Agency-The Medicines Commission, a member of the Prime Minister’s Task Force on the Competitiveness of the Pharmaceutical Industry, and as Chair of the Government Advisory Group on Genetics Research, Prof. Jones also brings to our Board in-depth government relations experience. For these reasons, our Board has concluded that Prof. Jones should serve as one of our directors.

Louis J. Lavigne, Jr., 65, is Managing Director of Lavrite, LLC, a management consulting firm in the areas of corporate finance, accounting, management and strategy since March 2005. Prior to these consulting activities, Mr. Lavigne served as Executive Vice President and Chief Financial Officer of Genentech, Inc., a publicly-traded biotechnology company, from March 1997 through his retirement in March 2005. Mr. Lavigne joined Genentech in July 1982, was named controller in 1983 and, in that position, built Genentech’s operating financial functions. In 1986, he was promoted to Vice President and assumed the position of Chief Financial Officer in September of 1988. Mr. Lavigne was named Senior Vice President in 1994 and was promoted to Executive Vice President in 1997. Prior to joining Genentech, he held various financial management positions with Pennwalt Corporation, a pharmaceutical and chemical company.

Mr. Lavigne serves on the board of Accuray Incorporated, a publicly-traded company specializing in the design, development and sale of the CyberKnife System, an image-guided robotic radiosurgery system used for the treatment of solid tumors, and is Chairman of the Board and serves on its Organization and Compensation Committee. He also serves on the board and Audit Committee of Depomed, Inc., a publicly-traded specialty pharmaceutical company focused on treating pain and other central nervous system conditions. Mr. Lavigne also serves on the boards of and is the Chairman of the Audit Committee for DocuSign, Inc., a privately-held digital transaction management company, SafeNet Inc., a privately-held computer security company, and Novocure Limited, a privately-held oncology company. Mr. Lavigne is a board member of Children’s Hospital Oakland, where he serves as Chairman of the Board of the Hospital and Foundation at the Children’s Enterprise Executive Council with the University of California, San Francisco and is a member of the Audit Committee. Mr. Lavigne is a faculty member of the Babson College Executive Education’s Bio-Pharma: Mastering the Business of Science program. Mr. Lavigne is also a Trustee of Babson College and Babson Global. Mr. Lavigne is a former member of the board and Chairman of the Audit Committees of Arena Pharmaceuticals, BMC Software, Inc., Equinix, Inc. and Kyphon, Inc. Mr. Lavigne is also a former Trustee of the California Institute of Technology and the Seven Hills School. Mr. Lavigne was appointed to our Board in July 2005 and is a member of the Audit and Finance Committee and the Science & Technology Committee.

As the former Executive Vice President and Chief Financial Officer of Genentech, where Mr. Lavigne was a member of Genentech’s Executive Committee and was responsible for Genentech’s financial, corporate relations and information technology functions, Mr. Lavigne brings to our Board a wealth of management, business operations, finance and accounting and business strategy experience in the biotechnology and pharmaceutical industries, which has led our Board to conclude that Mr. Lavigne should serve as one of our directors. Serving on the boards of several large public companies and as a member of the West Audit Committee Chair Networks, Mr. Lavigne also brings to our Board substantial public company corporate governance experience. Given his expertise in finance and accounting, Mr. Lavigne has been determined to be an “audit committee financial expert” by our Board.

Peter J. McDonnell, M.D., 55, has served as the Director and William Holland Wilmer Professor of the Wilmer Eye Institute of the Johns Hopkins University School of Medicine since 2003, where he leads the Wilmer Eye Institute, the largest academic ophthalmology department in the country. Dr. McDonnell has also served as the Chief Medical Editor of Ophthalmology Times since 2004, and has served on the editorial boards of numerous ophthalmology journals. He served as a consultant to the United States Department of Health and Human Services in 1996 and also served as the Assistant Chief of Service at the Wilmer Eye Institute from 1987 to 1988.

Dr. McDonnell is a Member of the American Academy of Ophthalmology, American University Professors of Ophthalmology, Association for Research in Vision and Ophthalmology, Maryland Society of Eye Physicians and Surgeons, and Pan American Association of Ophthalmology. In 1999, Dr. McDonnell was named the Irving H. Leopold Professor and Chair of the Department of Ophthalmology at the University of California, Irvine. Dr. McDonnell is the recipient of research grants from the National Eye Institute, Research to Prevent Blindness, and other funding agencies. The American Academy of Ophthalmology honored Dr. McDonnell with the Honor Award in 1991 and the Senior Achievement Award in 2001. Dr. McDonnell is the elected president of the National Alliance for Eye and Vision Research, a board member of the Doheny Eye Institute, and a former member of the board of Tissue Banks International. Dr. McDonnell was appointed to our Board in January 2013, and is a member of the Corporate Governance and Compliance Committee and Science & Technology Committee.

Our Board has concluded that Dr. McDonnell should serve as one of our directors because he provides our Board with wide-ranging expertise in ophthalmology and is widely recognized as an international leader in corneal transplantation, laser refractive surgery and the treatment of dry eye. Dr. McDonnell’s depth of expertise in one of our most important specialty areas and the foundation of our success will benefit our Board and Allergan.

Timothy D. Proctor, 64, served as General Counsel of Diageo plc, the world’s leading premium drinks business with a broad range of beverage alcohol brands across spirits, beer and wine, from January 2000 to June 2013. Prior to joining Diageo, Mr. Proctor served as the Director, Worldwide Human Resources, of Glaxo Wellcome, plc (now GlaxoSmithKline plc), a British multinational pharmaceutical company, from 1998 to 1999. From 1993 to 1998, Mr. Proctor held various roles with the United States operation subsidiary of Glaxo Wellcome, plc, including Senior Vice President, Human Resources, General Counsel and Secretary. Prior to that, Mr. Proctor served in senior legal roles at Merck & Co., a publicly-traded pharmaceutical company, from 1980 to 1993.

Mr. Proctor is a member of the several notable legal associations, including the American Bar Association, Association of Corporate Counsel and the International Bar Association. Mr. Proctor has previously served on the boards of Wachovia Corporation and Northwestern Mutual Life and on the charitable boards for the Association of Corporate Counsel, CARE USA, Duke Law School, and the North Carolina Symphony Orchestra. Mr. Proctor was appointed to our Board in February 2013 and is a member of the Audit and Finance Committee and the Organization and Compensation Committee.

Mr. Proctor brings to our Board a depth of international expertise and is a well-respected leader in the area of international law. Our Board has concluded that, with more than 35 years of domestic and international corporate legal experience, Mr. Proctor should serve as one of our directors.

Russell T. Ray, 66, has served as a Special Advisor to HLM Venture Partners, a private equity firm that provides venture capital to health care information technology, health care services and medical technology companies, since January 1, 2014 and Partner from September 1, 2003 to December 31, 2013. Mr. Ray was Founder, Managing Director and President of Chesapeake Strategic Advisors, a firm specializing in providing advisory services to health care and life sciences companies, from April 2002 to August 2003. From June 1999 to March 2002, Mr. Ray was Managing Director and Global Co-Head of the Credit Suisse First Boston Health Care Investment Banking Group, where he focused on providing strategic and financial advice to life sciences, health care services and medical device companies. Prior to joining Credit Suisse First Boston, Mr. Ray spent 12 years at Deutsche Bank, and its predecessor entities BT Alex. Brown and Alex. Brown & Sons, Inc., and most recently as Global Head of Health Care Investment Banking.

During Mr. Ray’s investment banking career he successfully completed over 175 acquisitions and financing transactions for health care companies in the United States, Europe and Israel. Mr. Ray is a Director of Prism Education Group, Inc., a closely-held post-secondary career education company and SWP Media, Inc., a closely-held distributor of digital content. Mr. Ray served as a director of InfoMedics, Inc., a closely-held healthcare information technology company, from December 2009 through December 2012 when the company was acquired. Mr. Ray is also a director of the Midwest Peregrine Society. Mr. Ray is a former director of Socios Mayores en Salud. Mr. Ray was elected to our Board in April 2003, is Chairman of the Audit and Finance Committee and is a member of the Organization and Compensation Committee.

Mr. Ray is a leading expert with extensive knowledge and experience in the banking and health care industries. He contributes to our Board over 30 years of business strategy, finance and investment banking experience for life sciences, health care services and medical device companies. For these reasons, our Board has concluded that Mr. Ray should serve as one of our directors. Given his expertise in finance and accounting, Mr. Ray has been determined to be an “audit committee financial expert” by our Board.

Henri A. Termeer, 68, served as President and a director of Genzyme Corporation, a global biotechnology company, beginning October 1983, as Chief Executive Officer beginning 1985 and as Chairman of the Board beginning May 1988. Mr. Termeer resigned from Genzyme in June 2011 following the acquisition of Genzyme by Sanofi in a transaction valued at more than $20 billion. In 2008, he was appointed to Massachusetts Governor Deval Patrick’s Council of Economic Advisors.

Mr. Termeer is Chairman of the Board of Aveo Pharmaceuticals, a publicly-traded cancer therapeutics company, and a member of the boards of ABIOMED Inc., a publicly-traded medical device company, Verastem, Inc., a publicly-traded biopharmaceutical company, Medical Simulation Corporation, a privately-held healthcare industry consulting service provider and Moderna Therapeutics, a privately-held biotechnology company. Mr. Termeer is a director of Massachusetts General Hospital, a board member of Partners HealthCare and a member of the board of fellows of Harvard Medical School. Mr. Termeer is also a member of the board of the Massachusetts Institute of Technology and serves on its Executive Committee, is a board member of the Biotechnology Industry Organization, the Life Sciences Foundation, WGBH and Boston Ballet. He is Chairman Emeritus of the New England Healthcare Institute, a nonprofit, applied research health policy organization he was instrumental in founding. Mr. Termeer was a former member of the board of the Federal Reserve Bank of Boston from 2007 to 2011 and its chairman from 2010 to 2011, and a former member of the board of Pharmaceutical Research and Manufacturers of America. In 2010, Mr. Termeer was inducted into the Academy of Distinguished Entrepreneurs, which was established by Babson College to recognize the economic and social contributions of business pioneers. Mr. Termeer received the Pharmaceuticals and Biotechnology Lifetime Achievement Award from Frost and Sullivan in 2009, and was selected by Ernst & Young for its Master Entrepreneur Award in 2007 for the role he has played in guiding the overall development of the biotech industry. Mr. Termeer has also been inducted as a Fellow in the American Academy of Arts and Sciences and was elected in 2005 to Honorary Fellowship at the British Royal College of Physicians. Mr. Termeer was appointed to our Board in January 2014, is a member of the Corporate Governance and Compliance Committee and the Organization and Compensation Committee.

Mr. Termeer brings to our Board over 30 years of experience in key leadership roles at Genzyme, a global biotechnology company dedicated to making a major impact on the lives of people with serious diseases. Mr. Termeer provides our Board with a wealth of expertise in the pharmaceutical and biotechnology industries, having served as a director of several public and private healthcare companies and organizations. For these reasons, our Board has concluded that Mr. Termeer should serve as one of our directors.

Equity Compensation Plan Information

The following table summarizes information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our equity compensation plans, as of December 31, 2013:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)		Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights (b)		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	22,017,081	(1)	$73.38	(2)	19,545,670	(3)
Equity compensation plans not approved by security holders	174,343	(4)	$37.25		705,432	(5)

Total	22,191,424		$73.32		20,251,102

(1)	Represents 22,017,081 shares to be issued upon exercise of outstanding options under the Allergan, Inc. 2011 Incentive Award Plan, the Allergan 2008 Incentive Award Plan and the Allergan, Inc. 1989 Incentive Compensation Plan.
(2)	Represents the weighted-average exercise price of outstanding options and is calculated without taking into account 476,291 shares of common stock subject to outstanding restricted stock units that become issuable as those units vest and following any applicable deferral, without any cash consideration or other payment required for such shares.
(3)	Represents the number of securities remaining available for issuance under the Allergan, Inc. 2011 Incentive Award Plan. The Allergan, Inc. 2011 Incentive Award Plan superseded the Allergan 2008 Incentive Award Plan.
(4)	Represents 34,803 shares credited to the accounts of participants under the Allergan, Inc. Deferred Directors’ Fee Program and 139,540 options outstanding under the Allergan Irish Share Participation Scheme.
(5)	Represents the number of securities remaining available for issuance under the Deferred Directors’ Fee Program and Irish Share Participation Scheme.

The following compensation plans under which our common stock may be issued upon the exercise of options, warrants and rights have not been approved by our stockholders:

Allergan Pharmaceuticals (Ireland) Ltd., Inc. Savings Related Share Option Scheme (2000)

The purpose of the Allergan Pharmaceuticals (Ireland) Ltd., Inc. Savings Related Share Option Scheme (2000) (the “SRSOS”) is to enable our wholly-owned subsidiary, now known as Allergan Pharmaceuticals Ireland, to attract, retain and motivate its employees and directors, and to further align its employees’ and full-time directors’ interests with those of our stockholders by providing for or increasing their proprietary interests in us. The SRSOS is not subject to the provisions of the United States Employee Retirement Income Security Act of 1974 and is not required to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

The SRSOS authorizes the board of Allergan Pharmaceuticals Ireland to invite eligible employees to apply for a grant of an option to acquire an estimated number of shares of our common stock with the proceeds of a savings account established under a special savings contract with a bank. Employees make monthly contributions to the account and interest in the form of a bonus payment is paid by the bank at the end of the savings period, which is three years from the date of the first monthly contribution. Provided that the option does not lapse, at the end of the savings period, and in special circumstances before that date, each employee may decide whether they wish to use all of their savings and bonus to buy the maximum number of option shares possible, to take all of their savings and bonus in cash and allow the option to lapse, or to choose some combination of the foregoing. The right to choose to buy shares of our common stock lapses six months after completion of each employee’s savings contract, except in special circumstances. All eligible employees may participate in the SRSOS on similar terms. No invitation may be made to an eligible employee after the tenth anniversary of the date that the board of directors of Allergan Pharmaceuticals Ireland adopted the SRSOS. The SRSOS was approved by our Board and Allergan Pharmaceuticals Ireland’s board in January 2000. The SRSOS expired in January 2010 and as a result no shares remain available for issuance under this plan.

Allergan Irish Share Participation Scheme

The Allergan Irish Share Participation Scheme (the “ISPS”) enables eligible employees to elect to receive a portion of certain cash compensation in our common stock. Our eligible employees and eligible employees of our subsidiary, Allergan Pharmaceuticals Ireland, can elect to participate in the ISPS.

Under the terms of the ISPS, an eligible employee is given the opportunity each year to purchase shares of our common stock. An eligible employee who has agreed to participate may invest an amount equal to up to 8% of their salary from his or her bonus and a further 7.5% of their basic salary (total 15.5%) in the ISPS. Upon receipt of a signed “Form of Acceptance and Contract of Participation” from the eligible employee, the trustees of the ISPS will purchase shares of our common stock on behalf of all participants. Shares of our common stock are then allocated to each participant based on the amount of bonus and salary invested by the participant. For a period of two years, the shares of our common stock are held by the trustees on the participant’s behalf. After this two-year time period, the participant may instruct the trustees to sell his or her shares of our common stock or to transfer them into the participant’s own name; however, the participant will lose the benefit of income tax relief. If a participant allows the trustee to hold the shares of our common stock for an additional year, i.e. three years in total, the participant can sell or transfer the shares of our common stock free of income tax. The ISPS was modified and readopted by our Board in November 1989 to reflect the effects of the spin-off of us from SmithKline Beckman Corporation in July 1989. Our Board has reserved a total of 814,000 shares of our common stock for issuance to ISPS participants, inclusive of the additional 150,000 shares reserved and registered for issuance in December 2013. As of January 31, 2014, 674,460 shares of our common stock have been issued under the ISPS and 139,540 shares remain available for issuance.

Allergan, Inc. Deferred Directors’ Fee Program

The purpose of the Allergan, Inc. Deferred Directors’ Fee Program (the “DDF Program”) is to provide non-employee members of our Board with a means to defer all or a portion of their retainer and meeting fees received from us until termination of their status as a director. Deferred amounts are treated as having been invested in our common stock, such that on the date of deferral the director is credited with a number of phantom shares of our common stock equal to the amount of fees deferred divided by the market price of a share of our common stock as of the date of deferral. Upon termination of the director’s service on our Board, the director will receive shares of our common stock equal to the number of phantom shares of our common stock credited to such director under the DDF Program. The DDF Program initially became effective as of March 1, 1994, was amended and restated effective as of November 15, 1999, was amended and restated effective as of July 30, 2007 and was amended and restated effective as of December 1, 2010. A total of 1,038,012 shares of our common stock have been authorized for issuance to DDF Program participants. As of December 31, 2013, 297,777 shares of our common stock have been issued and participants are entitled to receive an additional 34,803 shares of our common stock under the DDF Program upon termination of their status as director. Excluding the 34,803 shares that participants are entitled to receive under the DDF Program upon termination of their status as director, 705,432 shares remain available for issuance.

COMPENSATION DISCLOSURE

Compensation Discussion and Analysis

This Compensation Discussion and Analysis section discusses our executive compensation policies and programs and the compensation decisions made in 2013 for our named executive officers who are generally defined under the SEC’s proxy rules as a company’s chief executive officer, chief financial officer and the other three most highly compensated employees who were serving as executive officers at year-end. For 2013, our named executive officers were:

•	David E.I. Pyott, Chairman of the Board and Chief Executive Officer;

•	Douglas S. Ingram, President;

•	Jeffrey L. Edwards, Executive Vice President, Finance and Business Development, Chief Financial Officer;

•	Scott M. Whitcup, M.D., Executive Vice President, Research and Development, Chief Scientific Officer; and

•	Julian S. Gangolli, Corporate Vice President and President, North America.

The Compensation Committee administers the compensation policies and programs for our senior executives, as well as our equity-based incentive compensation plans and rewards strategies for all employees. A summary of this year’s highlights follows below.

2013 Company Performance and Link to Pay Decisions

Company Financial Performance

Our executive compensation programs are designed to reward superior company performance and provide consequences for underperformance. Our positive financial and operating results continued during 2013:

•	Adjusted diluted earnings per share attributable to continuing operations increased 18.1% to $4.77. The adjusted earnings per share value used to calculate our 2012 bonus awards was further adjusted to give effect to the delayed adoption of the 2012 U.S. Research and Development tax credit (the “2012 R&D Tax Credit”). After giving effect to the 2012 R&D Tax Credit, the adjusted earnings per share attributable to continuing operations increase in 2013 was 16.6%.

•	Annual sales revenues increased 11.7% to $6,197.5 million.

•	Research and development reinvestment was 16.8% of sales revenue, or $1,042.3 million.

•	Our total stockholder return (stock price appreciation plus dividends) (“TSR”) for the one-, three- and five-year periods ending on December 31, 2013 was 21.3%, 17.7% and 22.8%, respectively.

Total Stockholder Return

Our executive compensation program is designed to have a significant portion of our executives’ compensation opportunity delivered in the form of equity-based compensation to tie our executives’ long-term interests to those of our stockholders. We achieved strong absolute TSR for the one-, three- and five-year periods ending on December 31, 2013 of 21.3%, 17.7% and 22.8%, respectively. Our TSR for these periods as compared to our peers is shown below. The Company continues to deliver consistent long-term, stockholder value creation, realizing a five-year TSR in the top half of our peer group in each of the past three years. In 2013, the Company encountered significant unforeseen business issues, including the unanticipated publication of draft guidance by the U.S. Food and Drug Administration, or FDA, that proposes certain approaches for demonstrating bioequivalence in abbreviated new drug applications referring to the new drug application related to our Restasis® product, delays related to the clinical development of the anti-VEGF DARPin® for the treatment of serious ophthalmic diseases and Latisse® for scalp hair growth, and receipt of a Complete Response Letter from the FDA with regard to our new drug application for Levadex®. The Company also faced patent litigation concerns related to our Lumigan® 0.01% product that were not resolved in 2013—in January 2014, a U.S. District Court in Texas ruled that all five of our Lumigan® 0.01% patents are valid until their expiries, the latest of which is in 2027.

These unexpected events negatively impacted our one-year TSR; nevertheless, the Company generated over $5.5 billion in total stockholder value over the period. We believe the longer-term TSR is a more reliable metric of company performance, as the one-year TSR is impacted by short-term share price fluctuations. For example, our 13-month TSR as of January 31, 2014 would have been 25.2% and, if pulled forward as of February 19, 2014, would have been 36.8%. The TSR gains generated in 2009 and 2010 are reflected in our strong five-year TSR, but negatively impact the comparative results of our three-year TSR as our peer group benefits from their comparatively poor 2009 and 2010 stock price performance when reporting their stock price increase from 2011 through 2013.

2013 Compensation Highlights and Key Decisions

•	Base Salaries and Target Bonus Opportunities. Base salaries were adjusted for our named executive officers in 2013 to reflect merit increases consistent with our company-wide increase and as needed to bring their salaries closer to the market median. Additionally, Mr. Ingram received a 15% increase to his base salary and a 5% increase to his target bonus in connection with his promotion to President in July 2013. Mr. Pyott’s 2013 target bonus opportunity was also increased by 5% to recognize his performance and tenure, and to improve the position of his total target cash compensation versus the median. None of the other named executive officers received any increases to their target bonus opportunities. Following these adjustments, the total annualized salary and target bonus opportunities for our named executive officers were within 0.4% of the market median overall.

•	Cash Bonuses Reflected Positive 2013 Company Performance. We use annual performance-based cash incentive awards to motivate our executives to achieve our company-wide short-term performance objectives. For our executives, we generally target the market median for our annual target cash compensation levels, which provides focus on the importance of achieving our annual corporate goals. We used the following three performance measures for the 2013 calendar year: (i) adjusted earnings per share, (ii) sales revenue growth and (iii) R&D reinvestment rate. These three measures provide focus on key drivers of performance in our business, in order to ensure quality earnings per share while continuing to reinvest in the long-term growth of our business through R&D.

For 2013, we achieved 100.2% of the adjusted earnings per share target. The goal set was challenging and the target adjusted earnings per share was set at a level that would require the Company to achieve an adjusted earnings per share in 2013 that was approximately 13.4% higher than the adjusted earnings per share achieved in 2012. Additionally, we attained 97.6% of the revenue growth target and 99.4% of the R&D reinvestment target. These targets were also ambitious and set at levels that would require the Company to achieve significant revenue growth and R&D reinvestment in 2013. As a result of our performance and in accordance with the bonus structure approved at the beginning of 2013, the bonus payout under our Executive Bonus Plan to our Chief Executive Officer was approximately 99.32% of his target bonus opportunity. The bonus pool for our other named executive officers under our Management Bonus Plan was funded slightly higher, at approximately 101.8% of their aggregate target bonus opportunities due to exceptional performance in the global regions where Messrs. Ingram and Gangolli participated (for purposes of determining the bonus pool allocation).

•	Stock Options as a Key Component of Compensation. We tailor our cash incentive awards to align with our foreseeable business objectives on an annual basis and utilize long-term equity incentives to promote sustained stockholder value creation in line with the Company’s growth aspirations. The Compensation Committee believes that stock options, in lieu of alternative equity awards, most effectively align the interests of our executives with those of our stockholders and are therefore the primary long-term compensation vehicle for our named executive officers. Awards of stock options align with our growth strategy and provide significant leverage if our growth objectives are achieved; they also place a significant portion of compensation at risk if our objectives are not achieved. In the event that our executives fail to increase stockholder value over the term of their stock options, or if stockholder value remains stagnant, then our executives will realize no value in their stock options—put simply, stock options provide no guaranteed value for the executives. For additional information on our use of stock options please see the “Long-Term Equity Incentives” section beginning on page 48.

Equity awards, mainly in the form of stock options, represented approximately 67% of our named executive officers’ aggregate cash and equity compensation in 2013. While we generally target the market median for our base salary and annual target cash compensation levels, we continue to target the market 75th percentile for equity compensation. This positioning places greater emphasis on long-term at-risk pay, offers exceptional alignment with stockholder interests, and drives long-term performance and retention.

•	Elimination of Excise Tax Gross-Ups in Change of Control Arrangements. In furtherance of its commitment to promote strong governance and pay practices, the Compensation Committee elected not to renew existing change of control agreements with its named executive officers, thereby eliminating the executives’ right to receive excise tax gross-ups under the agreements. Instead, upon termination of the change of control agreements, the executives became eligible to participate in the Company’s Change of Control Policy, which does not contain excise tax gross-up provisions. In addition, the Change in Control Policy calculates cash severance benefits differently than the individual change in control agreements, by basing the calculation, in part, on the target bonus amount for the year in which a qualifying termination occurs rather than the average of the two highest of the last five bonuses paid to the participant. The Change in Control Policy also eliminates certain retirement benefits executives are eligible to receive upon a change of control with qualifying termination, including the elimination of a cash payment in lieu of service credit under our retirement plans. As of December 31, 2013, each named executive officer’s change in control agreement had terminated and each executive was a participant in the Company’s Change of Control Policy.

•	2013 CEO Compensation Significantly Below TSR Trend Performance. In 2013, the Company delivered approximately a $5.5 billion increase in stockholder value, while Mr. Pyott’s total compensation, as reported in the Summary Compensation Table, decreased by more than $9.1 million. Over the past three years, the Company has delivered approximately a $14.5 billion increase in stockholder value, while Mr. Pyott’s 2013 total compensation was more than $1.9 million below his 2011 total compensation and approximately $600,000 less than his 2010 total compensation. This 2013 decrease in total compensation comes in a year when Mr. Pyott was voted to the Institutional Investor All-America Executive Team in the healthcare pharmaceuticals sector, voted best CEO in the sector by sell side investors and third by buy side investors. The following table shows the alignment between our CEO’s total compensation, as reported in the Summary Compensation Table, against our indexed TSR over the last five years.

A review of Mr. Pyott’s compensation over the prior three years includes a one-time performance-based retention grant made in 2012. The terms of this grant were discussed with Institutional Shareholder Services, Inc., or ISS, in 2013 and ISS agreed that a “FOR” recommendation was warranted on our Say-on-Pay proposal in 2012. Additionally, in 2013 our stockholders agreed and approved, on an advisory basis, the compensation of our named executive officers, including the 2012 compensation of Mr. Pyott, with 91.5% approval rate. However, when this one-time performance grant is incorporated into a comparative review of Mr. Pyott’s three-year pay in relation to the Company’s three-year TSR, each as compared to an anticipated peer group devised by ISS, Mr. Pyott’s compensation appears to be out of alignment with this peer group. As a result, this year under ISS’s relative pay-TSR quantitative test, we expect to fall under the “high concern” level. This “high concern” is principally attributable to two factors: (1) the inclusion of Mr. Pyott’s 2012 one-time performance grant that ISS recommended in favor of approving, and our stockholders reviewed and overwhelmingly approved in 2013 as part of the 2013 Say-on-Pay proposal; and (2) the impact of the Company’s exceptional financial performance in 2009 and 2010, which had the negative effect of dampening our three-year TSR as compared against the three-year TSR of our peers that more recently rebounded from poor stockholder returns. A more complete comparison of our performance as compared to the same peers is illustrated by our five-year relative TSR which ranks close to the 75th percentile of the peers. For more information on the 2012 performance-based grant see the “Long-Term Equity Incentive–CEO 2012 Performance-Based Restricted Stock Unit Award” section beginning on page 50.

Mr. Pyott’s 2013 total compensation is approximately 1.63x the market median of the anticipated peer group determined by ISS, which falls well under the threshold ISS concern of 2.33x. This modest multiple of median is particularly notable considering Mr. Pyott’s 16 year tenure as our Chief Executive Officer during which he has consistently returned significant stockholder value. Under Mr. Pyott’s leadership, our annual revenues have grown from approximately $1.15 billion in 1998 to approximately $6.19 billion in 2013, and our market capitalization has grown from approximately $2 billion when Mr. Pyott joined us to over $37 billion as of March 24, 2014.

Compensation Governance and Best Practices

We are committed to having strong governance standards with respect to our compensation programs, procedures and practices. The Compensation Committee has, among other things, taken the following actions:

•	retained an external, independent compensation consultant who reports directly to the Compensation Committee and does not provide any other services to management or the Company;

•	incorporated compensation analytical tools such as market data for all compensation components, tally sheets, compensation history for each executive and termination analyses as part of its annual executive compensation review;

•	implemented enhanced clawback provisions for all incentive compensation under defined circumstances;

•	implemented stock ownership guidelines that align our executives’ and our directors’ long-term interests with those of our stockholders and discourage excessive risk-taking;

•	implemented equity compensation grant date and formula procedures that comply with evolving best practices and avoid market timing concerns; and

•	implemented an annual process to review our global incentive compensation and benefit programs, and assess the risks related to our company-wide compensation structure, policies and programs.

Fiscal 2013 Compensation Details

Compensation Objectives

The Compensation Committee evaluates and sets executive compensation consistent with our stated philosophy to provide a compensation package that ensures the focus, motivation and retention of a superior senior management team, and delivers significant rewards for superior performance and consequences for underperformance. Specifically, the Compensation Committee’s philosophy is to:

•	provide a total executive compensation program that is competitive with other companies in the pharmaceutical, biotechnology and medical device industries with which we compete for executive talent;

•	place a significant portion of executive compensation at risk by linking cash incentive compensation to the achievement of pre-established corporate financial performance objectives and other key objectives within the executive’s area of responsibility, and by using equity as a key component of our executive compensation program;

•	provide long-term incentive compensation that focuses executives’ efforts on building stockholder value by aligning their interests with those of our stockholders; and

•	promote stability and retention of our senior management team.

Consistent with our performance-based philosophy, approximately 83% of our named executive officers’ potential 2013 compensation was delivered pursuant to performance- and/or equity-based compensation programs. These programs include annual cash incentive awards based on our short-term financial performance and our equity awards, typically in the form of stock options, which primarily reward long-term performance. These, coupled with mandatory stock ownership guidelines, further align the interests of management with those of our stockholders.

At our annual meeting of stockholders last year, our stockholders expressed strong support for our executive compensation programs and the compensation of our named executive officers, with an approval rate of approximately 91.5% for our Say-on-Pay resolution. In light of this support, the Company’s continued strong performance and the continuing success of our executive compensation programs, the Compensation Committee made no significant changes to the overall design of our executive compensation program during 2013, other than to shift our named executive officers from individual change in control agreements to our Company’s Change in Control Policy. For more information on our Change in Control Policy, please see “Change in Control Benefits” beginning on page 53 and the “Potential Payments Upon Termination or Change in Control Table” beginning on page 64. The Compensation Committee continuously endeavors to ensure that management’s interests are aligned with those of our stockholders and support long-term value creation.

Approach for Determining Form and Amount of Compensation

The Compensation Committee annually determines the compensation levels for our executive officers by considering several factors, including competitive market practices, each executive officer’s role and responsibilities, the executive officer’s performance of those responsibilities and our current and historical financial performance.

Use of External Compensation Consultant

The Compensation Committee works with an external, independent compensation consultant to assist the Compensation Committee in its duties, including providing advice regarding market trends relating to the form and amount of compensation. Frederic W. Cook & Co., Inc. (“Cook & Co.”) was engaged for 2013 as the compensation consultant for the Compensation Committee. The Compensation Committee has taken great care to ensure that the advice provided by its external compensation consultant is objective and unbiased. Cook & Co. performs no work for us other than its work providing executive compensation consulting services to the Compensation Committee and reports directly to the Compensation Committee through its chairperson. In addition, Cook & Co. annually provides a certification to the Compensation Committee regarding its independence and provision of services. The Compensation Committee has assessed the independence of Cook & Co. and concluded that no conflicts of interest exist that would prevent Cook & Co. from providing independent and objective advice to the Compensation Committee.

Cook & Co. provides the Compensation Committee with third-party data and analyses, advice and expertise on competitive practices and trends, executive compensation plan design and proposed compensation forms and levels. For more information on the services provided by the compensation consultant and the compensation consultant’s fees, please see the “Corporate Governance—Board Committees—Organization and Compensation Committee” section beginning on page 26.

Comparison to Market Practices

The Compensation Committee annually compares the levels and elements of compensation that we provide to our executive officers with the levels and elements of compensation provided to their counterparts in the pharmaceutical, biotechnology and medical device industries with which we compete for executive talent. The Compensation Committee uses this comparison data as a guideline in its review and determination of base salaries, annual performance incentive awards and long-term incentive compensation. We strongly believe in retaining the best talent available on our senior management team. To retain and motivate these key individuals, the Compensation Committee may determine that it is in our best interests to provide compensation packages to one or more members that may deviate from the general principle of targeting compensation at specified levels.

The levels and elements of cash compensation that we provide are compared to a “market composite” of data that includes, where available, proxy information for all of the companies in our peer group as well as industry-specific published survey data. The survey data and the peer group data are intended to be complementary to one another, with the survey data providing a broader industry-wide component and the peer group data providing information regarding companies most directly comparable to us. Both data sources are based on job and functional responsibility and are adjusted to reflect the size and scope of responsibility for each position. For its 2012 year-end market analysis, which the Compensation Committee reviewed in making compensation decisions for 2013, Cook & Co. generally used a blend of peer group and pharmaceutical survey data. The pharmaceutical survey data was collected from the following published compensation surveys: Towers Watson 2012 U.S. CDB Executive Compensation Survey—Pharmaceutical and Health Sciences, and Mercer 2012 U.S. SIRS Executive Survey—Life Sciences Industry. Long-term incentive award guidelines also were constructed based on pharmaceutical and general industry survey data from the Towers Watson 2012 U.S. CDB Pharmaceutical and General Industry Executive Compensation Databases. Equity awards to our executive officers are based on these guidelines as well as peer group company data where available.

The peer group that the Compensation Committee used to compare the levels and elements of compensation that we provided to our executive officers in 2013 consisted of the following companies: Johnson & Johnson, Abbott Laboratories, Eli Lilly and Company, Bristol-Myers Squibb Company, Amgen Inc., Gilead Sciences, Inc., Stryker Corporation, Inc., St. Jude Medical, Inc., Biogen Idec Inc., Forest Laboratories, Inc., Celgene Corporation, Endo Health Solutions Inc. and Valeant Pharmaceuticals. The companies in the peer group for whom public data is available have the following profile:

	Allergan, Inc.	Peer Group
Revenue(1)	$6.2 billion	Range:	$3.0 – $ 71.3 billion
		Median:	$9.0 billion
Market Capitalization(2)	$37.1 billion	Range:	$8.7 – $ 258.6 billion
		Median:	$62.7 billion

(1)	Revenue reflects the most recent four quarters available as of February 7, 2014.
(2)	As of February 19, 2014.

The Compensation Committee, with the help of Cook & Co., periodically reviews the composition of the peer group and the criteria used for selection, considering modifications where needed. We believe that company size should not be the only factor in determining our peer group. Instead, we also look to whether a company competes directly with us in the pharmaceutical, biotechnology and medical device markets, in terms of products and services, reinvestment capital or key talent. In recent years there has been significant consolidation in our industry through mergers and acquisitions, thereby limiting the number of companies available as appropriate peers. As a result, some of our peer companies fall outside of the target revenue range of one-half to two times our size that might be considered optimal. However, we believe that it is important to include in our peer group companies that may be outside this range, but with which we compete for products, capital and executive talent, rather than select peer companies that may be engaged in entirely different and unrelated businesses such as pharmaceutical generics, pharmaceutical distribution or medical insurance companies. We are a branded pharmaceutical and medical device company with an innovative high growth, high margin business model requiring significant R&D reinvestment annually. We do not compete with low margin generic manufacturers which have significantly different R&D and investment and operating models. The companies in our 2013 primary peer group represented our primary competitors for executive talent and operate in a similarly complex regulatory and research-driven environment.

For our market comparisons in 2014, we added AbbVie Pharmaceuticals to the peer group used in 2013 after it was split off from Abbott Laboratories. For its 2013 year-end market analysis, which the Compensation Committee reviewed in making compensation decisions for 2014, the pharmaceutical survey data was collected from the following published compensation surveys: Towers Watson 2013 U.S. CDB Executive Compensation Survey—Pharmaceutical and Health Sciences, and Mercer 2013 U.S. SIRS Executive Survey—Life Sciences Industry.

Emphasis on Equity Compensation and “At Risk” Compensation

The Compensation Committee sets total compensation in a fashion that ensures a significant percentage of annual compensation is delivered in the form of “at risk” pay, with the majority being in equity-based compensation in order to provide the greatest emphasis on long-term performance, thus promoting alignment with long-term stockholder interests. The following charts reflect the average compensation mix of our named executive officers as compared to the pay mix at our peer group companies.

Compensation History and Tally Sheets

At least annually, with the help of the external, independent compensation consultant, the Compensation Committee reviews the form of tally sheet and each named executive officer’s compensation history for the past three years, including each component of compensation and how it compared to market data, as well as each named executive officer’s level of stock ownership. The Compensation Committee also reviews tally sheets setting forth the expected value of annual compensation and benefits for each named executive officer, including base salaries, potential annual cash incentive payouts at minimum, target and maximum levels, long-term incentive compensation, including the number of stock options and restricted stock awards or restricted stock units granted and their grant date fair values, and the annualized cost of other benefits and perquisites. The tally sheets also set forth the accumulated value of benefits and compensation to each named executive officer, including the accumulated value of equity grants, the accumulated value of benefits under our retirement and savings and investment plans, and the accumulated value of potential payouts under different termination scenarios, including under our severance and change in control arrangements.

The Role of Our Chief Executive Officer

While the Compensation Committee has overall responsibility for establishing the elements, level and administration of our executive compensation programs, our Chief Executive Officer and members of our Human Resources Department routinely participate in this process, as does the Compensation Committee’s external, independent compensation consultant. Our Chief Executive Officer conducts in-depth performance reviews of each of the other executive officers and provides a summary of this review to the Compensation Committee. Our Chief Executive Officer also makes recommendations to the Compensation Committee regarding adjustments to these executives’ base salaries, target bonus opportunities, equity awards and perquisites, as required and based on their performance and market considerations. Subject to the Compensation Committee’s approval, our Chief Executive Officer also allocates the Management Bonus Plan pool to our businesses and/or functions based on each business’ and/or function’s results, and recommends any adjustments to the other named executive officers’ awards based on his evaluation of their performance. Our Chief Executive Officer’s recommendations are one of several important factors considered by the Compensation Committee in making its determinations regarding our executive compensation programs. The Chief Executive Officer also prepares a detailed assessment of his own performance and submits such self-assessment to the Compensation Committee and full Board for their review and consideration.

Components of Compensation

The major compensation elements for our named executive officers are base salaries, annual performance-based bonuses, equity grants primarily in the form of stock options, and retirement and other benefits. In designing and administering our executive compensation programs, we attempt to strike an appropriate balance among each of these key elements of compensation. Each of these elements is an integral part of, and supports, our overall compensation objectives.

Base Salaries

Base salaries provide our executive officers with a reasonable degree of financial certainty and stability. The Compensation Committee annually reviews and determines the base salaries of our executive officers. Salaries are also reviewed in the case of executive promotions or other significant changes in responsibilities and, in the case of new-hires, are evaluated at the time of hire.

In setting an executive’s base salary in a particular year, the Compensation Committee takes into account competitive salary practices, the executive’s scope of responsibilities, the results previously achieved by the executive, the executive’s development potential and the executive’s historical base salary level. In order to attract and retain highly qualified executives, base salaries paid to our executive officers are generally targeted at the market median.

In January 2013, the Compensation Committee approved salary increases, effective February 2013, of 5% for Mr. Pyott, 5% for Mr. Edwards, 4% for Dr. Whitcup, 3% for Mr. Ingram and 9% for Mr. Gangolli. In connection with the expansion of responsibilities related to his promotion to President effective July 1, 2013, Mr. Ingram’s base salary was increased by an additional 15%. Each salary adjustment was intended to recognize the executive’s contributions and provide our executives with market-competitive base pay and, in the case of Messrs. Pyott, Edwards and Gangolli, to bring each executive’s salary closer to market median.

As depicted in the following table, our named executive officers’ annualized base salaries are at approximately the market median. The market position of the named executive officers’ 2013 base salaries based on our 2012 year-end market study are shown in the table below:

Named Executive Officer	2013 Annualized Base Salary(1)	% of Market Median
David E.I. Pyott	$1,365,000	101%
Chairman of the Board and Chief Executive Officer
Douglas S. Ingram	$700,000	92	%(2)
President
Jeffrey L. Edwards	$645,000	94%
Executive Vice President, Finance and Business Development, Chief Financial Officer
Scott M. Whitcup, M.D.	$645,000	102%
Executive Vice President, Research and Development, Chief Scientific Officer
Julian S. Gangolli	$556,000	96%
Corporate Vice President and President, North America

(1)	Represents 2013 base salaries effective as of: February 2013 for Messrs. Pyott, Edwards, Whitcup and Gangolli and July 2013 for Mr. Ingram. Mr. Ingram’s salary was increased in July 2013 in connection with his promotion to President.
(2)	Represents information regarding the market median determined as of April 2013.

Annual Performance-Based Cash Incentive Awards

The primary purpose of our annual performance-based cash incentive awards is to motivate our executives to meet or exceed our company-wide short-term performance objectives. We maintain two annual bonus plans, each designed to reward management-level employees for their contributions to corporate objectives. In 2013, our Chief Executive Officer participated in our Executive Bonus Plan, while our other named executive officers and management employees participated in our Management Bonus Plan. Our Executive Bonus Plan was approved by our stockholders in 2011. Our two annual bonus plans generally have the same structure, as described below.

At the beginning of each year, the Compensation Committee establishes the performance objectives and approves the bonus structure under the annual bonus plans. In the beginning of the following year, the Compensation Committee determines the amount of bonuses to be paid out under our Executive Bonus Plan and the size of the bonus pool to be paid to employees participating in our Management Bonus Plan based upon our prior year’s performance against the pre-established objectives. In the case of executives that are required to own stock under our stock ownership guidelines (currently our Chief Executive Officer, President, executive vice presidents and corporate vice presidents), as a risk management best practice, payment for above-target corporate performance historically has been made in restricted stock (in the case of U.S.-based executives) or restricted stock units (in the case of U.S. expats overseas or international executives); going forward, equity grants made as part of our bonus program will be made in restricted stock units. Equity grants awarded as payment for above-target corporate performance typically are subject to two-year cliff vesting.

Under both plans, our performance continues to be measured by our achievement of three key performance objectives: adjusted earnings per share, sales revenue growth in local currency and R&D reinvestment rate of annual sales. These performance objectives are based on our corporate strategies and objectives established as part of our annual operating plan process. For 2013, these performance objectives for the threshold, target and maximum levels of performance (after implementing a more challenging adjustment to the R&D reinvestment rate performance goal in April 2013 to reflect the acquisition of MAP Pharmaceuticals) were as follows:

	Threshold	Target	Maximum
Adjusted earnings per share	$4.53	$4.76	$4.91
Sales revenue growth in local currency	5.0%	12.7%	18.8%
R&D reinvestment rate (of annual sales)	15.7%	16.9%	17.9%

We refer to the adjusted earnings per share, the sales revenue growth in local currency and R&D reinvestment rate of annual sales targets as our EPS Target, Revenue Target and R&D Reinvestment Target, respectively.

The Compensation Committee determined that the EPS Target, the Revenue Target and the R&D Reinvestment Target were appropriate performance objectives for the purpose of establishing bonus payments because they focus on achieving quality earnings per share while continuing to reinvest in the long-term growth of our business through R&D. In addition, the Compensation Committee determined that each goal was challenging and set at levels that would require the Company to achieve significant growth and performance.

Adjusted earnings per share is not defined under generally accepted accounting principles (GAAP). We use adjusted EPS for judging the core operating performance of our business. Adjusted EPS excludes: cash expenditures or future requirements for expenditures relating to restructurings, certain licensing transactions and acquisitions; the tax benefit or tax expense associated with the items indicated; and the impact on earnings of charges resulting from certain matters that we consider not to be indicative of our on-going operations.

The funding level of the bonus pool as determined by our results for each of the three Company performance objectives is shown in the table below. For any bonus to be payable, adjusted EPS had to be greater than $4.53 or approximately 95.2% of the EPS Target. Once this threshold adjusted EPS amount was reached, the bonus pool would be funded based on linear interpolations for performance above and below the target amounts.

Performance Metric	Bonus Pool Funding at Threshold Performance	Bonus Pool Funding at Target Performance(1)	Bonus Pool Funding at Maximum Performance(1)
EPS Target	0% of target pool	80%	96%
Revenue Target	0%	10%	25%
R&D Reinvestment Target	0%	10%	25%

Total	0%	100%	146%

(1)	No funding for the Revenue Target or R&D Reinvestment Target would be made unless adjusted EPS exceeded the threshold of $4.53.

Once the aggregate bonus pool under the Management Bonus Plan is established, our Chief Executive Officer allocates the bonus pool to our businesses and/or functions based on the performance of each versus defined objectives that contributed to the results in 2013. This allocation of the bonus pool among our businesses and/or functions reinforces our pay-for-performance philosophy. The objectives of the businesses and functions are reviewed and approved annually by our Chief Executive Officer and, in the case of our executive officers, the Compensation Committee.

Under the Management Bonus Plan, within each business and/or function (including with respect to our named executive officer participants within the Management Bonus Plan), each participant’s bonus could be further modified down to 0% or up to 150% based upon the participant’s individual evaluation by his or her supervisor.

The bonus payable to our Chief Executive Officer under our Executive Bonus Plan for 2013 was based on the same formula as under our Management Bonus Plan, described above. The Compensation Committee, in its discretion, may reduce but not increase the bonus amount otherwise payable to the Chief Executive Officer under the Executive Bonus Plan in order to ensure compliance with Section 162(m) of the Code.

Target Bonuses and Payouts

In determining target bonus amounts (defined as percent of base salary), the Compensation Committee compares each executive officer’s proposed target annual cash compensation (base salary and target bonus based on 100% achievement of each of the EPS Target, the Revenue Target and the R&D Reinvestment Target) against the 50th percentile of the market for cash compensation. Mr. Pyott’s target bonus was increased 5% in 2013 to recognize his performance and tenure, and to improve the position of his total target cash compensation versus the median and Mr. Ingram’s target bonus was increased 5% following his promotion to President effective July 1, 2013. Each other of our named executive officer’s target bonus for 2013 remained at the same respective level as in 2012. The target bonus opportunities for the named executive officers are shown in the table below.

The table below illustrates potential bonus payouts to our named executive officers as a percent of base salary if: (i) all three of the pre-established corporate performance objectives were met at the target level and (ii) all three of the pre-established corporate performance objectives were met at the maximum level. For the named executive officers participating in the Management Bonus Plan, the table below represents potential bonus payouts based solely on Company performance, prior to any adjustments for business function or individual performance.

Named Executive Officer	Objectives Met at Target Level (Bonus as % of Salary)	Objectives Met at Maximum Level (Bonus as % of Salary)
David E.I. Pyott	135%	197.1%
Chairman of the Board and Chief Executive Officer
Douglas S. Ingram(1)	77.5%	113.2%
President
Jeffrey L. Edwards	75%	109.5%
Executive Vice President, Finance and Business Development, Chief Financial Officer
Scott M. Whitcup, M.D.	75%	109.5%
Executive Vice President, Research and Development, Chief Scientific Officer
Julian S. Gangolli	60%	87.6%
Corporate Vice President and President, North America

(1)	Amounts represent a blended percentage based on a target and maximum bonus percentages of (a) 75% and 109.5%, respectively, of Mr. Ingram’s annual base salary paid from January 1, 2013 to June 30, 2013, (b) 80% and 116.8%, respectively, of Mr. Ingram’s annual base salary from July 1, 2013 to December 31, 2013. Mr. Ingram’s target bonus was increased in connection with his promotion to President in July 2013.

As a result of our achievement of 100.2% of the EPS Target, 97.6% of the Revenue Target and 99.4% of the R&D Reinvestment Target, and in accordance with the bonus structure approved at the beginning of 2013, the Compensation Committee approved a bonus payout to Mr. Pyott of approximately 99.32% of his target bonus. Also in accordance with the bonus structure approved at the beginning of 2013, the Compensation Committee established the 2013 bonus pool for participants in our Management Bonus Plan at approximately 99.32% of targeted bonus funding level resulting in an aggregate bonus pool under the Management Bonus Plan of approximately $64.9 million for approximately 1,500 participants. For 2013, our Chief Executive Officer recommended that the baseline bonus for employees be set at 99.32% of their target bonuses and that our business functions (and the executive officers responsible for those business functions) would receive adjustments to the baseline bonus based on each function’s performance separate from our corporate financial performance. The bonus payouts for Messrs. Ingram, Edwards and Gangolli and Dr. Whitcup were approximately 105.5%, 99.6%, 105.0% and 98.5%, respectively of each individual’s target bonus. These bonuses reflect the above-described allocation of our bonus pool as a function of the executive and their teams’ performance versus defined objectives that contributed to the results in 2013.

The actual 2013 cash compensation (salary plus actual annual performance awards) for each of the named executive officers as compared to the 50th percentile of the market based on Cook & Co.’s 2012 year-end market study are shown in the table below.

Named Executive Officer	2013 Actual Salary(1)	Actual Bonus	Actual Total Cash Compensation	% of 50th Percentile of Market
David E.I. Pyott	$1,357,500	$1,830,200	$3,187,770	108%
Chairman of the Board and Chief Executive Officer
Douglas S. Ingram	$651,922	$533,300	$1,185,222	N/A (2)
President
Jeffrey L. Edwards	$641,538	$481,800	$1,123,338	88%
Executive Vice President, Finance and Business Development, Chief Financial Officer
Scott M. Whitcup, M.D.	$642,115	$476,500	$1,118,615	114%
Executive Vice President, Research and Development, Chief Scientific Officer
Julian S. Gangolli	$550,692	$350,300	$900,992	93%
Corporate Vice President and President, North America

(1)	Represents base salary actually earned during fiscal year 2013.
(2)	Effective July 1, 2013, Mr. Ingram was promoted from Executive Vice President and President, Europe, Africa, Middle East, to President of Allergan. Mr. Ingram’s 2013 total cash compensation represents the actual salary and bonus amounts received, giving effect to the pro-rated adjustments to his salary and bonus targets based on his time served in each role during 2013. Accordingly, we are not able to compare his compensation as a percentage of the 50th percentile of the market.

For 2014, the Compensation Committee approved a similar bonus structure to the one used in 2013.

Long-Term Equity Incentives

For 2013, the Compensation Committee determined that our executive officers should receive long-term incentive awards in the form of non-qualified stock options, with a limited pool of restricted stock and restricted stock unit awards used for retention purposes and being awarded for that portion of bonuses to be paid in shares of restricted stock and restricted stock units under our Executive Bonus Plan and Management Bonus Plan, as per the design of those plans, and in limited cases for high performers. The Committee believes that stock options best align the interests of our executives with those of our stockholders because they:

•	align the compensation opportunity of our executives with those of our stockholders because the recipient will only realize a return on the option if our stock price increases over its term and, unlike time-vested stock awards, do not provide any value unless stockholder value increases;

•	reinforce our long-term growth strategy with compensation awards tied to the successful execution of that strategy, as reflected in our stock price; and

•	provide significant leverage if our growth objectives are achieved, and place a significant portion of compensation opportunity at risk if our objectives are not achieved and thereby effectively balance risk and reward.

The Compensation Committee recognizes that most of our peer group companies deliver long-term incentives using a combination of two or more long-term incentive vehicles. While our stockholders permit the use of other equity-based vehicles by their approval of our 2011 Incentive Award Plan, the Compensation Committee believes time-vested stock options remain the most appropriate long-term incentive vehicle for our leadership at this time. The Compensation Committee carefully reviewed peer group market data, stockholder advisory comments, and our 2013 Say-on-Pay stockholder vote in reaching this conclusion. In some cases, public companies have evolved to a combination of long-term incentive vehicles to ensure delivery of equity-based awards to executives during periods of limited share price appreciation. We believe that our comprehensive business planning, bias for execution, governance and compensation processes are the best mechanisms to reinforce our position as a growth company and maintain our strong price-to-earnings ratio. We continue to use the defined performance metrics of adjusted EPS, revenue and R&D reinvestment to determine annual performance-based cash incentive awards and align our foreseeable business objectives with key drivers of stockholder returns. Together with our cash award program, we believe that time-vested stock options are the appropriate compensation vehicle to incentivize executive decision making that promotes sustained stockholder value creation. Accordingly, while the Compensation Committee expects to continue to use stock options as its primary long-term incentive, it will continue to judiciously use the other vehicles approved by the Company’s stockholders.

Early in 2013, the Compensation Committee considered and approved a set of guidelines for long-term incentive awards for eligible participants based on the participants’ grade level in the organization. Actual equity awards to the named executive officers are based on these guidelines as well as specific peer group company position data. The guidelines for each position are set by the Compensation Committee based on an annual survey of competitive market practices and input from Cook & Co. The guidelines target the annual grants of long-term incentive awards for each position at approximately the 75th percentile of the market. We believe an emphasis on long-term incentive awards is appropriate for an innovative growth company in our industry and the purpose of this higher market positioning for equity-based compensation is to:

•	provide a total compensation program that maintains a significant amount of at-risk compensation and provides the opportunity to deliver above-market pay when our stockholders do well;

•	place greater overall emphasis on long-term performance;

•	encourage retention of key employees and stability; and

•	more closely align executive compensation with the interests of our stockholders.

In February 2013, the Compensation Committee reviewed its guidelines for long-term incentive awards for all eligible participants. The Compensation Committee considered the rate of share usage for proposed equity awards (which represents shares granted divided by common shares outstanding). The rate of share usage for proposed equity awards for 2013 represented approximately 4.95 million shares, or 1.6% of the common shares outstanding. The Compensation Committee also considered our 2012 rate of share usage of 1.6%, which approximated the 75th percentile of the market, and our three-year (2009-2011) average rate of share usage of 1.86% of the common shares outstanding, which is above the 75th percentile of the market. This positioning is due to the fact that the Company’s equity awards are primarily in the form of stock options, which requires more shares than stock awards (such as restricted stock) to deliver equivalent economic value. On the other hand, the Company’s stockholder value transfer for the same three-year period (which represents the cost or expense of shares granted divided by the Company’s market capitalization at the time of grant) was below the 75th percentile of the market, with the shareholder value transfer being below the median for 2010 and 2011. We believe that stockholder value transfer is a more relevant measure as it takes into account differences in cost between options and stock awards.

The options granted to the named executive officers generally corresponded to the 2013 equity grant guidelines for each executive’s position. Mr. Edwards’ award was approximately 8% higher than guideline in order to recognize performance and to encourage retention. In addition, Mr. Gangolli received an additional stock option grant covering 20,000 shares (representing a 50% increase over guideline) that will vest in full on the four-year anniversary of the grant date; this stock option similarly was awarded in order to recognize performance and to encourage retention. With the exception of Mr. Gangolli’s stock option covering 20,000 shares, each stock option awarded in 2013 will vest in four equal installments on the first four anniversaries of the grant effective date, subject to continued employment.

Named Executive Officer	Number of Stock Options Granted in 2013	Value of Stock Options per Guideline Modeling(1)
David E.I. Pyott	303,000	$8,549,145
Chairman of the Board and Chief Executive Officer
Douglas S. Ingram	60,000	$1,692,900
President
Jeffrey L. Edwards	65,000	$1,833,975
Executive Vice President, Finance and Business Development, Chief Financial Officer
Scott M. Whitcup, M.D.	60,000	$1,692,900
Executive Vice President, Research and Development, Chief Scientific Officer
Julian S. Gangolli	60,000	$1,692,900
Corporate Vice President and President, North America

(1)	The values shown in this table are based on the guideline modeling price of $94.05 share price (our average 30 days closing price as of January 11, 2013) and an estimated Black-Scholes value equal to 30% of the guideline modeling price.

CEO 2012 Performance-Based Restricted Stock Unit Award

Mr. Pyott has served as our Chief Executive Officer since January 1998 and during those 16 years, he has delivered exceptional value to our stockholders. In 2012, the Compensation Committee approved a special one-time performance-based recognition and retention award of 165,000 restricted stock units to Mr. Pyott. This award was intended to recognize over a decade of outstanding performance by Mr. Pyott on behalf of the Company and its stockholders, to help ensure Mr. Pyott’s retention over a five-year performance period, and to reinforce the Company’s pay-for-performance philosophy to our stockholders. In the year that this performance-based restricted stock unit grant was made, we had discussions with ISS relating to this award and ISS agreed that a “FOR” recommendation was warranted on our 2013 Say-on-Pay proposal.

The award generally will vest, if at all, only if Mr. Pyott remains continuously employed with the Company throughout the five-year performance period. In addition, the portion of the award that vests at the end of the performance period is based on whether the Company’s common stock exceeds three distinct stock price performance thresholds, based on the highest consecutive 20-day average closing price of the Company’s common stock during the performance period, as follows: (i) one-third of the award is designed to vest upon achievement of the minimum performance threshold, which represents a compound annualized TSR of approximately 5%; (ii) two-thirds of the award is designed to vest upon achievement of the second performance threshold, which represents a compound annualized TSR of approximately 7%; and (iii) the entire award is designed to vest upon achievement of the highest performance threshold, which represents a compound annualized TSR of approximately 9%.

At the time of award design, the minimum performance threshold was realized by only half of our then-applicable peer group over each three-, four- and five-year period during the prior ten years. To help ensure that Mr. Pyott did not satisfy the minimum performance threshold due simply to market trends, the achievement of the minimum performance threshold requires the greatest incremental increase in the value of the Company’s common stock. Thus, although the number of restricted stock units vesting pursuant to the award occurs in equal thirds, the minimum performance threshold for the first third of the award requires sustained performance in the top half of the peer group at the time of award design, with incremental vesting of the remaining award for truly exceptional results. The Company achieved the minimum performance threshold in 2013; therefore, as of December 31, 2013, one-third of the award has satisfied the performance requirements and will be eligible to vest subject to Mr. Pyott’s continuous employment with the Company throughout the remainder of the five-year performance period.

Separately, the award incentivizes Mr. Pyott to remain with Allergan and to drive sustained value creation over the entire five-year performance period. Upon achievement of any of the performance thresholds, Allergan’s stockholders may immediately realize the value of the corresponding stock price appreciation, while Mr. Pyott remains subject to the time vesting feature of the award. To illustrate, the first performance threshold has been achieved and, therefore, Allergan’s stockholders were able to realize approximately $7.4 billion of additional value from the time of the award until the time the first performance threshold was achieved. However, Mr. Pyott is not able to realize the value of the award in the same manner as Allergan stockholders because the value of Mr. Pyott’s award remains subject to market fluctuations and potential decreases in the price of the Company’s common stock until the end of the five-year performance period.

The award was made to Mr. Pyott in light of his proven track record of creating exceptional stockholder value and the Compensation Committee believes that the award represents the optimum vehicle to incentivize sustained value creation and, importantly, to retain Mr. Pyott. Therefore, Mr. Pyott must remain with us throughout the five-year performance period to receive any performance vested awards, with limited exceptions whereby the time-vesting portions of the award may be accelerated for termination of employment due to death or disability, or a qualifying termination of employment in connection with a change in control. The remaining performance vesting thresholds may never be accelerated and the time vesting portion of the award will not be accelerated for any other reason, including termination of employment without cause or departure for good reason prior to the end of the five-year performance period.

Equity Grant Policies

During 2013, in accordance with our policy, options were granted to current executive officers on one occasion only, during a regularly scheduled meeting of the Compensation Committee held on January 31, 2013, with a grant date of February 21, 2013. This policy ensures that senior management is not in possession of material non-public earnings information at the time of grant. For the 2013 fiscal year, the grant date was 11 trading days after the earnings release for the prior fiscal year. Where awards of bonus amounts payable under our Executive Bonus Plan and our Management Bonus Plan in excess of 100% of the target bonus are issued in restricted stock units, they are expressed in dollar valuations when approved by the Compensation Committee and the number of shares is determined based on the closing price of our common stock on the grant date.

Compensation Clawback Policy

In February 2014, the Compensation Committee adopted an amended clawback policy. Under the amended policy, and consistent with the Company’s previous policy, the Company is required to recoup bonus awards and other incentive compensation paid to certain officers in case such officer commits fraud or other intentional misconduct that necessitates a restatement of our financial results. In this instance, the Company is required to use reasonable efforts to seek to recover any bonus awards or other incentive compensation paid to the applicable executive officer in excess of the amount that would have been paid had the fraud or intentional misconduct not occurred. The Compensation Committee also expanded the clawback policy to permit the Compensation Committee to cause the Company to recoup certain compensation paid to applicable executive officers in the event such executive engages in misconduct, or is negligent in exercising his or her responsibility to manage or monitor conduct or risks, that results in a material violation of law or Company policy that causes significant financial or reputational harm to the Company. The Compensation Committee approved this amended policy after consideration of market practices and to further align the interests of senior members of our management team with our stockholders.

Stock Ownership Guidelines

Our Board has approved a stock ownership policy for our most senior executives. Under this policy, the stock ownership level for our Chief Executive Officer is six times base salary, President is four times base salary and for our executive vice-presidents and corporate vice presidents is three and two times base salary, respectively.

Ownership is determined based on the combined value of the following executive holdings: (i) shares owned outright; (ii) restricted shares; (iii) shares held in benefit plans; and (iv) shares held by spouse or children or in family trusts for estate planning purposes. Executives have five years from the time of appointment to satisfy his or her respective stock ownership level.

The Compensation Committee annually reviews our executive officers’ stock ownership status and the timeline for compliance in connection with our annual meeting of stockholders. In the event an executive officer has not satisfied his or her stock ownership level within the requisite timeline for compliance, the policy requires that such executive officer must hold 25% of after-tax post-exercise shares upon any stock option exercise event until compliance with his or her respective stock ownership level is reached. As of December 2, 2013, all of our executive officers were in compliance with the policy. As described in further detail under “Director Compensation,” starting on page [*], the Company also maintains stock ownership guidelines for our non-employee directors, all of whom are also in compliance.

We have also implemented a prohibition applicable to all of our directors and employees worldwide, including our executive officers, on the short selling or hedging of Company securities and the purchase or sale of derivative securities of the Company, as well as on pledging Company securities.

Perquisites and Other Benefits

We provide tax and financial planning reimbursements in order to support effective use of our compensation programs and good financial management. In addition, we provide a flat annual perquisite allowance for each named executive officer. For 2013, the Compensation Committee approved a flat perquisite allowance of $20,000 for our Chief Executive Officer and $10,000 for each other named executive officer and, in addition, provided for reimbursements for tax and financial planning of up to $20,000 for our Chief Executive Officer and $10,000 for each other named executive officer. The flat perquisite allowance is taxable income to the executives, paid in equal bi-weekly installments during the course of the year and is not grossed-up. Reimbursements for tax and financial planning are also taxable income and are paid up to the maximum amounts described above, based on invoices submitted.

As pursuant to our expatriate policy and in connection with Mr. Ingram’s role overseas, we provide Mr. Ingram with certain benefits related to his international relocation, including but not limited to relocation allowance, host country housing, payment of private education and related expenses for Mr. Ingram’s dependent children and other expatriate benefits. We also provide Mr. Ingram with tax equalization benefits and tax gross ups on his expatriate benefits in order to ensure no greater or lesser tax burden during his international assignment. A description of Mr. Ingram’s relocation benefits can be found beginning on page 58 under footnote (c) to the Summary Compensation Table.

We offer medical plans, dental plans, vision plans and disability insurance plans for all eligible U.S. employees. Executives are offered the same plans and charged the same rates as all other employees. We pay 100% of the cost of term life insurance for all eligible U.S. employees, including our executives. The term life insurance coverage levels and the resulting costs are higher for our executives. In addition, we offer our executives, including our named executive officers, a $1,000 annual physical allowance.

Retirement Plans

We have two supplemental defined benefit retirement plans for certain employees, including the named executive officers. These plans pay benefits directly to a participant to the extent benefits under our defined benefit retirement plan are limited by Sections 415 and 401(a)(17) of the Code. Payments under our supplemental retirement plans for benefits accrued through December 31, 2004 are in the same form and will be paid at the same time as a participant’s benefits under our pension plan. Payments under our supplemental plans for benefits accrued on or after January 1, 2005 will be paid beginning at the later of age 55 or termination of employment, unless an election has been made stating a different commencement of the payments; the form of payment for this portion of the accrued benefit will be selected immediately prior to the commencement of the payments.

Under the Allergan, Inc. Executive Deferred Compensation Plan, eligible employees, including the named executive officers, were historically permitted to defer receipt of up to 100% of their base salary and bonus; beginning January 1, 2010, eligible employees, including the named executive officers, were permitted to defer receipt of up to 65% of their base salary and bonus. Eligible employees, including the named executive officers, also receive matching contributions from us for a given year under the Executive Deferred Compensation Plan if, during that year, they have contributed the maximum before-tax contributions under our Savings and Investment Plan and the amount of contributions made to the Savings and Investment Plan on behalf of the participant was limited by the Code. A description of the material terms of these plans can be found beginning on page 62 under the “Pension Benefits Table” and on page 63 under the “Nonqualified Deferred Compensation Table.”

Severance and Change in Control Benefits

None of our U.S.-based employees, including our named executive officers, have an employment agreement that provides a specific term of employment. Accordingly, the employment of any such employee may be terminated at any time.

Severance Program (non-change in control). We maintain the Executive Severance Pay Plan pursuant to which certain executive officers, including Messrs. Pyott, Ingram and Edwards, and Dr. Whitcup, participate. Under the Executive Severance Pay Plan, such participants may receive severance pay if his or her employment is terminated without “cause” (as defined in the Executive Severance Pay Plan), other than in connection with a sale of a business unit where the participant is not offered similar employment with the acquiring company. Each executive officer may receive a cash severance payment in an amount equal to 12 to 24 months of the participant’s base salary at the time of termination, based upon the participant’s years of credited service at Allergan. Participants are also entitled to certain other benefits, including coverage under certain health care benefit plans and outplacement counseling services.

We also maintain the Amended and Restated Severance Pay Plan, in which Mr. Gangolli participates, pursuant to which participants may receive severance payments and benefits upon a termination without “cause” (as defined in the Amended and Restated Severance Pay Plan) outside of the change in control context. The amount of severance pay depends upon the executive officer’s years of service (the maximum amount of cash severance payable is 14 months of the participant’s base salary), with the greatest benefits payable for executives having 19 or more full years of service.

Each of the severance plans was designed to further retain employees, including our named executive officers, by providing security that increases over time with the employee’s service.

Change in Control Benefits. In 2013, upon review of market practices and to further align the interests of our officers and our stockholders, the Compensation Committee elected to terminate existing individual change of control agreements with our named executive officers, which would have renewed annually pursuant to their terms unless terminated by the Company, thereby eliminating the executives’ rights to excise tax gross-up provisions contained in those agreements. Upon termination of the change of control agreements, the executives became eligible to participate in the Company’s Change of Control Policy, which provides for severance and other benefits if their employment is terminated under specified circumstances within two years following a change in control. The Change in Control Policy does not include provisions for an excise tax gross-up and calculates cash severance benefits differently than the individual change in control agreements, by basing the calculation on the target bonus amount for the year in which a qualifying termination occurs rather than the average of the two highest of the last five bonuses paid to participant. The Change in Control Policy also eliminates certain retirement benefits executives are eligible to receive upon a change of control with qualifying termination, including the elimination of a cash payment in lieu of service credit under our retirement plans.

Our Change of Control Policy is designed to help attract key employees, preserve employee morale and productivity, and encourage retention in the face of the potentially disruptive impact of an actual or potential change in control. These benefits also allow executives to assess takeover bids objectively without regard to the potential impact on their own job security. As of December 31, 2013, each named executive officer’s individual change in control agreement had terminated and each executive was a participant in the Company’s Change of Control Policy.

Equity Awards. For nonqualified stock option and restricted stock/restricted stock unit grants, vesting will be accelerated upon a change in control only if there is a qualifying termination, or if the acquiring company does not convert the awards to awards of the acquiring company with equivalent value. Thus, all stock options and restricted stock/restricted stock unit awards outstanding as of January 2014 will require a “double-trigger” before vesting may be accelerated, rather than the “single-trigger” vesting that was previously in place.

A description of the material terms of our Change in Control Policy, Executive Severance Pay Plan and Amended and Restated Severance Pay Plan, as well as a description of other benefits provided under our Incentive Compensation Plan, as amended, supplemental retirement plans and our Executive Bonus Plan and Management Bonus Plan, can be found beginning on page 64 under the “Potential Payments Upon Termination or Change in Control Table.”

Tax and Accounting Considerations

Section 162(m) of the Code

Section 162(m) of the Code limits the tax deductibility by a company of annual compensation in excess of $1,000,000 paid to our Chief Executive Officer and any of our three other most highly compensated executive officers, other than our Chief Financial Officer. However, “qualified performance-based compensation” is excluded from the $1,000,000 limit if, among other requirements, the compensation is payable only upon the attainment of pre-established, objective performance goals and the Compensation Committee establishing such goals consists only of “outside directors.” We believe that all members of the Compensation Committee qualify as outside directors. Additionally, stock options will qualify for the performance-based exception where, among other requirements, the exercise price of the option is not less than the fair market value of our common stock on the date of the grant, and the plan includes a per-executive limitation on the number of shares for which options may be granted during a specified period. Our stock option grants under our 2011 Incentive Award Plan, as approved by our stockholders in May 2011, are intended to meet the criteria of Section 162(m) of the Code. There can be no assurance, however, that compensation attributable to awards granted under the 2011 Incentive Award Plan will be treated as qualified performance-based compensation under Section 162(m) and thus be deductible to us.

The Compensation Committee considers the anticipated tax treatment to the Company and our executive officers when reviewing executive compensation and our executive compensation programs. The deductibility of some types of compensation payments can depend upon the timing of an executive’s vesting or exercise of previously granted rights. Interpretations of and changes in applicable tax laws and regulations, as well as other factors beyond the Compensation Committee’s control, also can affect the deductibility of compensation.

Although the tax impact of any compensation arrangement is one factor to be considered, such impact is evaluated in light of the Compensation Committee’s overall compensation philosophy. The Compensation Committee will consider ways to attempt to maximize the deductibility of executive compensation, while retaining the discretion it deems necessary to compensate officers in a manner commensurate with performance and the competitive environment for executive talent. From time to time, the Compensation Committee may award compensation to our executive officers that is not fully deductible if it determines that such award is consistent with the Compensation Committee’s compensation philosophy and is in our and our stockholders’ best interests, such as time-vested grants of restricted stock/restricted stock units, retention bonuses or other grants.

Our Executive Bonus Plan is designed and has generally been implemented with the intent to meet the performance-based criteria of Section 162(m) of the Code. There can be no assurance, however, that compensation attributable to awards granted under the Executive Bonus Plan will be treated as qualified performance-based compensation under Section 162(m) and thus be deductible to us.

Section 409A of the Code

Section 409A of the Code, or Section 409A, requires that “nonqualified deferred compensation” be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities, penalty taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, it is our intention to design and administer our compensation and benefits plans and arrangements for all of our employees and other service providers, including our named executive officers, so that they are either exempt from, or satisfy the requirements of, Section 409A.

Section 280G of the Code

Section 280G of the Code, or Section 280G, disallows a tax deduction with respect to excess parachute payments to certain executives, highly-compensated employees and significant shareholders of companies which undergo a change in control. In addition, Section 4999 of the Code, or Section 4999, imposes a 20% excise tax on the individual with respect to the excess parachute payment. Parachute payments are compensation linked to or triggered by a change in control and may include, but are not limited to, bonus payments, severance payments, certain fringe benefits, and payments and acceleration of vesting from long-term incentive plans including stock options and other equity-based compensation. Excess parachute payments are parachute payments that exceed a threshold determined under Section 280G based on the executive’s prior compensation. Our Compensation Committee may, in its judgment, authorize compensation arrangements that could give rise to loss of deductibility under Section 280G and the imposition of excise taxes under Section 4999 when it believes that such arrangements are appropriate to attract and retain executive talent.

Accounting Considerations

We follow FASB Accounting Standards Codification Topic 718, or ASC Topic 718, for our stock-based compensation awards. ASC Topic 718 requires companies to calculate the grant date “fair value” of their stock-based awards using a variety of assumptions. ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based awards in their income statements over the period that an employee is required to render service in exchange for the award. Grants of stock options, restricted stock, restricted stock units and other equity-based awards under our equity incentive award plans will be accounted for under ASC Topic 718. Our Compensation Committee will regularly consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

Tabular Compensation Disclosure

The following tables summarize our named executive officer compensation as follows:

1.	Summary Compensation Table. The Summary Compensation Table summarizes the compensation earned by or paid to our named executive officers in 2013, 2012 and 2011, including salary earned, the aggregate grant date fair value of stock awards and option awards granted to our named executive officers, non-equity incentive plan awards earned by our named executive officers for performance, changes in the actuarial present value of our named executive officers’ accrued aggregate pension benefits and all other compensation paid to our named executive officers, including perquisites.

2.	Grants of Plan-Based Awards Table. The Grants of Plan-Based Awards Table summarizes all grants of plan-based awards made to our named executive officers in 2013, including cash and stock awards made under our Management Bonus Plan and our Executive Bonus Plan. For a discussion of cash and stock awards earned by our named executive officers under our Management Bonus Plan and our Executive Bonus Plan for 2013 performance, see the Summary Compensation Table.

3.	Outstanding Equity Awards at Fiscal Year-End Table. The Outstanding Equity Awards at Fiscal Year-End Table summarizes the unvested stock awards and all stock options held by our named executive officers as of December 31, 2013, adjusted, as applicable, to account for our two-for-one stock split that was completed on June 22, 2007. Please note that our named executive officers’ ownership of vested shares of stock is set forth under “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in this Proxy Statement.

4.	Option Exercises and Stock Vested Table. The Option Exercises and Stock Vested Table summarizes our named executive officers’ option exercises and stock award vesting during 2013.

5.	Pension Benefits Table. The Pension Benefits Table summarizes the actuarial present value of our named executive officers’ accumulated benefits under our defined benefit retirement plan and two supplemental retirement plans and any payments made under those plans to our named executive officers during 2013.

6.	Nonqualified Deferred Compensation Table. The Nonqualified Deferred Compensation Table summarizes the contributions to and account balances under our Executive Deferred Compensation Plan during 2013.

7.	Potential Payments Upon Termination or Change in Control Table. The Potential Payments Upon Termination or Change in Control Table and related discussion summarize payments and benefits that would be made to our named executive officers in the event of certain employment terminations and/or a change in control.

1. Summary Compensation Table

The following table shows the compensation earned by, or awarded or paid to, each of our named executive officers for services rendered in all capacities to us and our subsidiaries for the years ended December 31, 2013, 2012 and 2011.

Name and Principal Position	Year	Salary(1)	Stock Awards(2)	Option Awards(2)	Non-Equity Incentive Plan Compensation(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(4)	All Other Compensation(5)	Total
David E.I. Pyott	2013	$1,357,500	$0	$8,393,100	$1,830,200	$396,347	$52,136	$12,029,283
Chairman of the Board and	2012	$1,300,000	$9,390,076	$7,007,520	$1,645,000	$1,769,666	$51,936	$21,164,198
Chief Executive Officer	2011	$1,300,000	$178,369	$8,730,825	$1,690,000	$2,026,942	$50,736	$13,976,872
Douglas S. Ingram	2013	$651,922	$0	$1,662,000	$533,300	$0	$728,816	$3,576,038
President	2012	$590,000	$45,449	$1,504,820	$424,800	$426,126	$4,270,129	$7,261,324
	2011	$567,784	$50,563	$1,909,140	$427,500	$576,656	$1,917,520	$5,449,163
Jeffrey L. Edwards	2013	$641,538	$0	$1,800,500	$481,800	$102,617	$38,105	$3,064,560
Executive Vice President,	2012	$615,000	$47,032	$1,684,500	$461,300	$313,572	$35,498	$3,156,902
Finance and Business Development,	2011	$584,808	$41,342	$1,909,140	$442,500	$767,816	$33,968	$3,779,574
Chief Financial Officer
Scott M. Whitcup, M.D.	2013	$642,115	$0	$1,662,000	$476,500	$92,945	$39,529	$2,913,089
Executive Vice President,	2012	$620,000	$47,823	$2,066,320	$452,600	$345,812	$37,539	$3,570,094
Research and Development,	2011	$594,323	$62,731	$2,793,864	$450,000	$523,197	$135,894	$4,560,009
Chief Scientific Officer
Julian S. Gangolli	2013	$550,692	$0	$1,662,000	$350,300	$45,759	$32,136	$2,640,887
Corporate Vice President,
President, North America,
Pharmaceuticals

(1)	The amounts shown include amounts of salary earned but deferred at the election of the named executive officer under the Savings and Investment Plan.
(2)	The amounts shown are the grant date fair values of stock and option awards granted in the year indicated as computed in accordance with ASC Topic 718. For a discussion of valuation assumptions used to determine the grant date fair values in 2013, see Note 10, Employee Stock Plans, to our Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2013. Awards payable to our named executive officers under our Executive Bonus Plan and our Management Bonus Plan in excess of 100% of the participant’s target bonus are paid out in shares of restricted stock or restricted stock units that generally vest in full on the second anniversary of the grant date, subject generally to continued employment with us through such vesting date. The amounts shown in the Stock Awards column include the grant date fair value for these awards in the year of grant, as applicable.
(3)	The amounts shown represent the bonus performance awards earned in 2013 and paid in February 2014 under our Executive Bonus Plan for Mr. Pyott and our Management Bonus Plan for all other named executive officers. The bonus performance awards were paid entirely in cash for 2013. See “Compensation Discussion and Analysis — Annual Performance-Based Cash Incentive Awards” in this Proxy Statement for a more complete description of these plans.
(4)	The amounts shown include the annual change in the actuarial present value of the named executive officer’s accrued aggregate pension benefit and the nonqualified deferred compensation earnings that are above-market. The change in the actuarial present value of the accrued pension benefit is determined by subtracting the present value of each executive’s accrued benefit as of December 31, 2012 from the present value of the executive’s accrued benefits as of December 31, 2013. Mr. Ingram realized a loss of $9,975 with respect to the change in the actuarial present value of his accumulated pension benefit in 2013. See “Pension Benefit Table” and “Compensation Discussion and Analysis — Executive Retirement Plans” in this Proxy Statement for a description of this plan.

(5)	For 2013, the amounts shown include our incremental cost for the provision to our named executive officers of certain specified perquisites (as detailed below), contributions by us to the Savings and Investment Plan and the cost of term life insurance and term executive post-retirement life insurance premiums and, in the case of certain named executive officers, vacation buybacks and expatriate expenses.

The table below shows our 2013 incremental cost for the provision of certain perquisites and tax payments to our named executive officers.

			Expatriate Expenses(c)
Named Executive Officer	Annual Perquisite Payment(a)	Tax and Financial Planning(b)	Aggregate Incremental Cost($)		Tax Equalization ($)		Tax Gross- Up($)		Annual Physical(d)	Vacation Buybacks
Mr. Pyott	$20,000	$20,000	$		$		$		$1,000	$
Mr. Ingram	$10,000	$10,000		$337,558		$131,857		$227,265	$1,000	$
Mr. Edwards	$10,000	$4,143	$		$		$		$1,000		$11,826
Dr. Whitcup	$10,000	$4,970	$		$		$		$1,000		$11,923
Mr. Gangolli	$10,000	$10,000	$		$		$		$1,000	$

(a)	The annual perquisite amounts were established based on flat annual perquisite payments of $20,000 for our Chief Executive Officer and $10,000 for each other named executive officer.
(b)	We provide our named executive officers a tax and financial planning annual allowance of up to $20,000 for our Chief Executive Officer and up to $10,000 for each other named executive officer.
(c)	In connection with Mr. Ingram’s appointment to serve as Executive Vice President and President, Europe, Africa, Middle East effective August 1, 2010, we provided Mr. Ingram with certain benefits related to his expatriate assignment. For 2013, these expatriate benefits included $232,700 for host country housing, $38,653 to pay for the cost of foreign private education for Mr. Ingram’s dependent children, $38,518 for goods and services, $17,478 for utilities and $10,209 for transportation. In addition, in connection with his international assignment, we provided Mr. Ingram with tax payments and tax settlements of $131,857 and tax gross up-payments of $227,265 related to his expatriate benefits, in each case, to ensure no greater or lesser tax burden during his international assignment. Amounts shown include payments made in pounds sterling, which have been converted into U.S. dollars at the exchange rates in effect when the payments were made.
(d)	We offer our named executive officers an annual physical valued at up to $1,000.

The table below shows our 2013 contributions to the Savings and Investment Plan and the cost of term life insurance and term executive post-retirement life insurance premiums, as follows:

Named Executive Officer	Savings and Investment Plan Contributions	Insurance Premiums(a)
Mr. Pyott	$10,200	$936
Mr. Ingram	$10,200	$936
Mr. Edwards	$10,200	$936
Dr. Whitcup	$10,200	$936
Mr. Gangolli	$10,200	$936

(a)	We pay 100% of the cost of term life insurance for all eligible employees as well as the cost of higher coverage levels in place for our executives. Amounts shown reflect the cost of the premiums for our named executive officers.

2. Grants of Plan-Based Awards Table

The following table sets forth summary information regarding all grants of plan-based awards made to our named executive officers for the year ended December 31, 2013.

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(2)			All Other Option Awards: Number of Securities Underlying Options(3)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of and Option Awards(4)
Name	Approval Date	Grant Date(1)	Threshold	Target	Maximum
David E.I. Pyott	1/31/2013	2/21/2013	$0	$1,842,800	$2,690,400	303,000	$105.87	$8,393,100
Douglas S. Ingram	1/31/2013	2/21/2013	$0	$508,000	$1,112,600	60,000	$105.87	$1,662,000
Jeffrey L. Edwards.	1/31/2013	2/21/2013	$0	$483,800	$1,059,500	65,000	$105.87	$1,800,500
Scott M. Whitcup, M.D.	1/31/2013	2/21/2013	$0	$483,800	$1,059,500	60,000	$105.87	$1,662,000
Julian S. Gangolli	1/31/2013	2/21/2013	$0	$333,600	$730,700	60,000	$105.87	$1,662,000

(1)	The option awards shown were approved at a regularly scheduled meeting of the Compensation Committee held on January 31, 2013, prior to our full year earnings release, and the grant date for such awards was February 21, 2013.
(2)	The amounts shown represent the potential value of performance bonus awards earned in 2013 and paid in 2014 under our Executive Bonus Plan for Mr. Pyott and under our Management Bonus Plan for all other named executive officers. Awards payable under our Executive Bonus Plan and our Management Bonus Plan in excess of 100% of the named executive officer’s target bonus are payable in grants of restricted stock or restricted stock units that generally vest in full on the second anniversary of the grant date, subject generally to continued employment with us through such vesting date. Accordingly, the amounts shown in the “Target” column reflect the maximum amounts payable in cash under our Executive Bonus Plan and our Management Bonus Plan to the named executive officers. The difference in the value reflected in the “Maximum” column and “Target” column would be payable as awards of restricted stock or restricted stock units. Actual bonuses are based on our performance against target and are subject to the discretion of the Compensation Committee to reduce the amounts payable. Please also see “Compensation Discussion and Analysis—Annual Performance-Based Cash Incentive Awards” in this Proxy Statement for a more complete description of these bonus plans.
(3)	Amounts represent the number of options that were granted pursuant to the 2011 Incentive Award Plan and have an exercise price per share equal to closing price of our common stock on the NYSE on February 21, 2013, the grant date, in accordance with the terms of the plan.
(4)	The dollar value of the options shown represents the grant date fair value based on the Black-Scholes model of option valuation to determine grant date fair value, as prescribed under ASC Topic 718. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. For a discussion of valuation assumptions used to determine the grant date fair values in 2013, see Note 10, Employee Stock Plans, to our Notes to Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2013.

3. Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth summary information regarding the outstanding equity awards held by each of our named executive officers at December 31, 2013. Please note that ownership of vested shares of stock is set forth under “Security Ownership of Certain Beneficial Owners and Management and Related Stockholders” in this Proxy Statement.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Rights That Have Not Vested		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Rights That Have Not Vested
David E.I. Pyott	0	303,000	(2)	$105.87	2/21/23	55,000	(3)	$6,109,400	55,000	(3)	$6,109,400
	78,000	234,000	(4)	$87.91	2/17/22
	187,500	187,500	(5)	$75.58	2/17/21
	316,800	105,600	(6)	$59.13	2/22/20
	533,000	0		$40.16	2/20/19
	410,000	0		$64.47	2/14/18
	386,800	0		$58.55	2/2/17
	252,000	0		$36.15	2/8/15

	2,164,100	830,100

Douglas S. Ingram	0	60,000	(2)	$105.87	2/21/23	517	(7)	$57,428
	16,750	50,250	(4)	$87.91	2/17/22
	41,000	41,000	(5)	$75.58	2/17/21
	69,450	23,150	(6)	$59.13	2/22/20
	130,400	0		$40.16	2/20/19
	105,500	0		$64.47	2/14/18
	89,200	0		$58.55	2/2/17
	84,000	0		$55.97	2/6/16

	536,300	174,400

Jeffrey L. Edwards	0	65,000	(2)	$105.87	2/21/23	535	(7)	$59,428
	18,750	56,250	(4)	$87.91	2/17/22
	41,000	41,000	(5)	$75.58	2/17/21
	69,450	23,150	(6)	$59.13	2/22/20
	38,900	0		$40.16	2/20/19
	105,500	0		$64.47	2/14/18

	273,600	185,400

Scott M. Whitcup, M.D.	0	60,000	(2)	$105.87	2/21/23	544	(7)	$60,428
	0	25,000	(8)	$87.91	2/17/22
	16,750	50,250	(4)	$87.91	2/17/22
	60,000	60,000	(5)	$75.58	2/17/21
	69,450	23,150	(6)	$59.13	2/22/20
	130,400	0		$40.16	2/20/19
	105,500	0		$64.47	2/14/18
	89,200	0		$58.55	2/2/17
	84,000	0		$55.97	2/6/16
	24,200	0		$36.15	2/8/15

	579,500	218,400

Julian S. Gangolli	0	40,000	(2)	$105.87	2/21/23	5,000	(10)	$555,400
	0	20,000	(9)	$105.87	2/21/23	3,000	(10)	$333,240
	9,500	28,500	(4)	$87.91	2/17/22
	0	15,000	(8)	$87.91	2/17/22
	26,000	26,000	(5)	$75.58	2/17/21
	0	12,500	(6)	$59.13	2/22/20
	60,000	0		$64.47	2/14/18

	95,500	142,000

(1)	Represents the closing price of a share of our common stock on December 31, 2013 ($111.08) multiplied by the number of shares or units that have not vested.
(2)	25% of the total option grant vests and becomes exercisable on each of the first, second, third and fourth anniversaries of February 21, 2013, the date of the grant, and have a term of ten years.
(3)	The 165,000 performance restricted stock units granted to Mr. Pyott in January 2012 vest, subject to Mr. Pyott remaining continuously employed with the Company throughout the performance period, based on whether the Company’s common stock exceeds three distinct stock price performance thresholds, based on the highest consecutive 20-day average closing price of the Company’s common stock during the performance period, as follows: (i) one-third of the award is designed to vest upon achievement of the minimum performance threshold; (ii) two-thirds of the award is designed to vest upon achievement of the second performance threshold; and (iii) the entire award is designed to vest upon achievement of the highest performance threshold. The minimum performance threshold was achieved in 2013; therefore, amounts shown in the table reflect achievement of the second, or “target,” performance threshold. As of December 31, 2013, one-third of the award satisfied the performance requirements and will be eligible to vest subject to Mr. Pyott’s continuous employment with the Company throughout the remainder of the five-year performance period and the remaining two-thirds of the award is designed to vest upon satisfaction of the second and highest performance thresholds during the remainder of the five-year performance period.
(4)	25% of the total option grant vests and becomes exercisable on each of the first, second, third and fourth anniversaries of February 17, 2012, the date of the grant, and have a term of ten years.
(5)	25% of the total option grant vests and becomes exercisable on each of the first, second, third and fourth anniversaries of February 17, 2011, the date of the grant, and have a term of ten years.
(6)	25% of the total option grant vests and becomes exercisable on each of the first, second, third and fourth anniversaries of February 22, 2010, the date of the grant, and have a term of ten years.
(7)	Amounts include 535 and 544 restricted shares granted to Messrs. Edwards and Dr. Whitcup, respectively, as well as 517 restricted stock units granted to Mr. Ingram on February 17, 2012, which cliff vest in full on February 17, 2014. These shares were awarded under our Management Bonus Plan for 2011 and represent the excess of 100% of the participants’ bonus targets, paid in grants of restricted stock. Vesting, however, is accelerated on such date as the participant is eligible for normal retirement (having reached the age of 55 and five years of service) or in the event of termination due to death or permanent disability. Vesting is prorated in the case of a job elimination as a result of a reduction in force based on the length of the participant’s service subsequent to the grant date. Mr. Pyott was retirement eligible effective October 13, 2008 and as such his shares granted on February 17, 2012 under the Executive Bonus Plan were fully vested at grant and are not reflected in the table above.
(8)	These options vest and become exercisable 100% on the fourth anniversary of February 17, 2012, the grant date, and have a term of ten years.
(9)	These options vest and become exercisable 100% on the fourth anniversary of February 21, 2013, the grant date, and have a term of ten years.
(10)	Amounts include 3,000 and 5,000 shares granted to Mr. Gangolli on February 17, 2011 and February 22, 2010, and cliff vest on February 17, 2015 and February 22, 2014, respectively.

4. Option Exercises and Stock Vested Table

The following table summarizes the option exercises and stock award vesting for each of our named executive officers for the year ended December 31, 2013. Mr. Pyott did not exercise any options or vest in any stock awards in 2013.

	Option Awards		Stock Awards
Name	Number of Securities Acquired on Exercise	Value Realized on Exercise(1)	Number of Shares Acquired on Vesting	Value Realized on Vesting(2)
Douglas S. Ingram	0	$0	669	$72,265
Jeffrey L. Edwards	153,200	$6,862,362	547	$59,086
Scott M. Whitcup, M.D.	107,800	$7,619,130	10,830	$1,170,456
Julian S. Gangolli	52,500	$2,957,775	7,000	$756,650

(1)	Represents the price at which shares acquired upon exercise of the stock options were sold net of the exercise price for acquiring shares.
(2)	Represents the vesting date closing market price of a share of our common stock multiplied by the number of shares that have vested.

5. Pension Benefits Table

The following table summarizes the actuarial present value of each of our named executive officer’s accumulated benefits under our defined benefit retirement plan and our supplemental executive benefit plan as of the December 31, 2013 measurement date and any payments made during the year ended December 31, 2013.

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefits	Payments During Last Fiscal Year
David E.I. Pyott	Defined Benefit Retirement Plan(1)	16	$721,277	$0
	Supplemental Executive Benefit Plan(2)	16	$9,904,041	$0
Douglas S. Ingram	Defined Benefit Retirement Plan(1)	17.8	$506,920	$0
	Supplemental Executive Benefit Plan(2)	17.8	$1,833,690	$0
Jeffrey L. Edwards	Defined Benefit Retirement Plan(1)	20.6	$654,349	$0
	Supplemental Executive Benefit Plan(2)	20.6	$2,319,577	$0
Scott M. Whitcup, M.D.	Defined Benefit Retirement Plan(1)	14	$468,584	$0
	Supplemental Executive Benefit Plan(2)	14	$1,737,823	$0
Julian S. Gangolli	Defined Benefit Retirement Plan(1)	15.4	$558,755	$0
	Supplemental Executive Benefit Plan(2)	15.4	$1,418,257	$0

(1)	Defined Benefit Retirement Plan. Our defined benefit retirement plan, our pension plan, provides pension benefits to U.S. employees, including executive officers, based upon the average of the employee’s highest 60 consecutive months of eligible earnings and years of service integrated with covered compensation as defined by the Social Security Administration. The annual benefit payable at normal retirement age is as follows: 1.23% of average earnings not in excess of covered compensation times the number of years of service to 35 years, plus 1.73% of average earnings in excess of covered compensation times the number of years of service to 35 years, plus 0.50% of average earnings times service in excess of 35 years.

Eligibility to participate in our pension plan was terminated for employees that joined us after September 30, 2002. The normal retirement age is 65, however unreduced benefits are payable at age 62. Early retirement benefits are available at age 55 with five years of service. Benefits are reduced 6% per year for commencement prior to age 62. A participant is fully vested in his or her pension benefit after five years of service. Mr. Pyott and Mr. Gangolli are currently eligible for early retirement because they are over age 55 and have more than five years of service.

Eligible earnings include amounts paid to an employee by Allergan for services rendered, including base earnings, commissions and similar incentive compensation, cost of living allowances earned within the US, holiday pay, overtime earnings and other bonus amounts paid under certain programs.

Lump sums less than $10,000 can either be paid out or rolled over into an eligible retirement plan.

The present value of accumulated benefits is based on a 5.05% discount rate and the RP-2000 Mortality Table, projected to 2025, combined for employees and annuitants, separate for males and females and no collar adjustment. No preretirement mortality, retirement or termination has been assumed for the valuation. The value in the Pension Benefits Table does not match the Accumulated Benefit Obligation for accounting purposes. It is intended to represent the present value of the accrued benefit reflecting retirement at age 62, the plan’s earliest retirement date with unreduced benefits for those officers actively employed at the end of the fiscal year.

(2)	Supplemental Executive Benefit Plan and Supplemental Retirement Income Plan. These plans pay benefits directly to a participant to the extent benefits under our defined benefit pension plan are limited by Code Sections 401(a)(17) and 415, respectively. Supplemental retirement plan payments for benefits earned and vested prior to January 1, 2005 are paid in the same form and at the same time as a participant’s benefits under our pension plan. Supplemental retirement plan payments for benefits earned or vested after December 31, 2004 will be paid in a form of payment and at a future date based on elections made in 2008 in accordance with Code Section 409A.

Eligible employees under the Supplemental Executive Benefit Plan include employees whose benefits are limited by Code Section 401(a)(17). The present value of accumulated benefits is based on a 5.01% discount rate and the RP-2000 Mortality Table, projected to 2020, combined for employees and annuitants, separate for males and females and no collar adjustment. No preretirement mortality, retirement or termination has been assumed for the valuation. The value in the Pension Benefits Table does not match the Accumulated Benefit Obligation for accounting purposes. It is intended to represent the present value of the accrued benefit reflecting retirement at age 62, the plan’s earliest retirement date with unreduced benefits for those officers actively employed at the end of the fiscal year.

We maintain the Supplemental Retirement Income Plan for management employees whose benefits are limited by Code Section 415. The Code Section 415 limit is $205,000 for 2013. None of our named executive officers have accrued benefits under the Supplemental Retirement Income Plan.

6. Nonqualified Deferred Compensation Table

The following table sets forth a summary of contributions to, and account balances under, our Executive Deferred Compensation Plan, as more fully described below, for the year ended December 31, 2013. Other than the named executive officers listed below, none of the other named executive officers participated in our Executive Deferred Compensation Plan during 2013.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)(1)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at December 31, 2013 ($)
Scott M. Whitcup, M.D.	0	0	$36,709	0	$253,145
Julian S. Gangolli	0	0	$19,967	0	$117,010

(1)	The amounts in this column reflect gains and losses by funds in which investments were made under the Executive Deferred Compensation Plan.

Executive Deferred Compensation Plan. Under the Executive Deferred Compensation Plan, eligible employees, including our named executive officers, are permitted to defer receipt of up to 65% of their base salary and bonus (100% prior to January 1, 2010). Eligible employees, including our named executive officers, receive contributions from us, or Employer Match Restoration Credits, for a given year under the Executive Deferred Compensation Plan if, during that year, they have contributed the maximum before-tax contributions to our Savings and Investment Plan and if the amount of contributions made to the Executed Deferred Compensation Plan resulted in fewer matching contributions made to the Savings and Investment Plan. Similarly, eligible employees receive Company contributions, or Retirement Contribution Restoration Credits, for a given year under the Executive Deferred Compensation Plan if, during that year, the amount of contributions made pursuant to the retirement plan contribution feature of the Savings and Investment Plan was limited by the Code. A participant is deemed 100% vested in the Employer Match Restoration Credits, regardless of the number of years of service with us. A participant becomes vested in the Retirement Contribution Restoration Credits at a rate of 20% for each completed year of service with us or, if earlier, the participant reaches age 62, becomes permanently disabled or dies, or at a change in control. Only employees who were hired prior to October 1, 2002 and who made a one-time irrevocable election to participate in the retirement contribution feature of our 401(k) plan (and forego participation in our pension plan), or who were hired on or after October 1, 2002, are eligible to receive Retirement Contribution Restoration Credits. None of our named executive officers are eligible to receive Retirement Contribution Restoration Credits.

The Executive Deferred Compensation Plan is an unfunded plan for tax purposes and for purposes of Title I of the Employee Retirement Income Security Act of 1974, as amended. A “rabbi trust” has been established to satisfy our obligations under the plan. The Global Investments & Benefits Subcommittee of our Executive Committee selects investment vehicles, or fund media, amongst which participants make investment allocations that provide the basis on which gains and losses are attributed to account balances under the Executive Deferred Compensation Plan. The Global Investments & Benefits Subcommittee may add or delete from the fund selection from time to time. In 2013, the plan permitted participants to choose from among thirteen investment funds. The rates of return of the funds for 2013 ranged from -1.92% to 47.69%.

The fund media and their annual rates of return for the calendar year ended December 31, 2013 are contained in the following table.

Name of Investment Option	Rate of Return in 2013
Vanguard Prime Money Market	0.06%
PIMCO Total Return-Inst	-1.92%
Dodge & Cox Stock	40.55%
JPMorgan US Equity-R5	36.07%
BlackRock S&P 500 Index	32.21%
Nuveen Winslow Large Cap Growth-I	36.31%
TIAA-CREF Instl Small-Cap Blend Index-Instl	38.98%
Wells Fargo Advantage Special Small Cap Value-Inst	38.59%
Times Square Small Cap Growth-Inst	47.69%
American Funds New Perspective-R6	27.23%
American Funds EuroPacific Growth-R6	20.58%
Black Rock LifePath Index 2025 Instl	13.46%
Black Rock LifePath Index 2045 Instl	20.18%
Black Rock LifePath Index 2035 Instl	16.98%
Black Rock LifePath Index 2040 Instl	18.61%
Black Rock LifePath Index 2030 Instl	15.34%
Black Rock LifePath Index 2050 Instl	21.56%
Black Rock LifePath Index 2020 Instl	11.32%
Black Rock LifePath Index Retire Instl	7.68%
Black Rock LifePath Index 2055 Instl	22.91%

Benefit payments under the Executive Deferred Compensation Plan commence the January following termination of employment for any reason and are payable in 20, 40 or 60 quarterly installments (but a lump sum payment will be made if the total account balance is less than $50,000). In addition, a participant may elect to receive benefit payments while still employed, payable as a lump sum or in 8, 12 or 16 quarterly installments.

7. Potential Payments Upon Termination or Change in Control Table

Change in Control Arrangements. In 2013 Allergan terminated all individual change in control agreements with its named executive officers. Upon termination of the agreement, the executive became eligible for coverage under the Allergan, Inc. Change in Control Policy, which has been in effect since April 2010 and formally applied on a go-forward basis to all new hires and promotions. The Change in Control Policy provides certain benefits in the event of a change in control (as defined below). Under the policy, if, within two years after the date of a change in control, a named executive officer’s employment is terminated other than for cause, death or disability, or the executive officer voluntarily terminates his or her employment in the case of a material reduction or adverse modification of executive compensation or a material change of executive duties (each a “qualifying termination”), the named executive officer is entitled to:

•	a cash payment equal to three times the sum of (i) such named executive officer’s highest annual salary rate within the five-year period preceding termination and (ii) a bonus payment equal to the named executive officer’s target annual bonus under our Management Bonus Plan or our Executive Bonus Plan, as applicable, for the year in which the qualifying termination occurs payable in a lump sum on the 55th day after such termination; provided, however, that if the named executive officer’s severance payment under the Executive Severance Pay Plan or the Amended and Restated Severance Pay Plan (described below) would be higher than the foregoing payment, then the named executive officer’s payment would be equal to the amount determined in accordance with the applicable plan;

•	continuation of medical, dental and vision benefits for a three-year period and outplacement benefits of a type and duration generally provided to employees at the named executive officer’s level; and

•	vesting of all stock options, restricted stock and other incentive compensation awards.

The policy prohibits excise tax gross-ups and benefit enhancements, such as pension credits, in the event of qualifying terminations following a change in control. A “change in control” is generally defined as one of the following: (i) the acquisition by any person of beneficial ownership of 20% or more of our voting stock (unless our Board approves the acquisition), or 33% or more of our voting stock (with or without board approval); (ii) certain business combinations involving us; (iii) a stockholder approved disposition of all or substantially all of our assets; or (iv) a change in a majority of the incumbent board members, except for changes in the majority of such members approved by such members, subject to certain exceptions.

“Cause” is generally defined as one of the following: (1) refusal of the executive to comply with lawful written instructions of our Board that are consistent with the scope of the executive’s responsibilities prior to the change in control; (2) dishonesty of the executive that results in material financial loss to us or material injury to our reputation; or (3) the executive’s conviction of any felony involving an act of moral turpitude.

Executive Severance Pay Plan. The Compensation Committee has approved the Executive Severance Pay Plan for certain executive officers, including Messrs. Pyott, Edwards and Ingram and Dr. Whitcup, whose employment is terminated without “cause” (as defined in the Executive Severance Pay Plan) other than in connection with a sale of a business unit where the officer is not offered similar employment with the acquiring company.

Under the terms of the Executive Severance Pay Plan effective January 1, 2011, the amount of severance pay depends upon the executive officer’s years of service with us. Each executive officer has the right to receive a cash severance payment in an amount equal to 12 to 24 months (the “Severance Pay Period”) of the participant’s base salary at the time of termination, based upon the participant’s years of credited service at Allergan. In addition, participants are entitled to receive coverage under certain health care benefit plans for the duration of the participant’s Severance Pay Period; provided that such participant pays the required participant contributions for such coverage. Participants are also entitled to receive outplacement counseling services for a period determined by us.

Amended and Restated Severance Pay Plan. We also maintain the Amended and Restated Severance Pay Plan, in which Mr. Gangolli participates, pursuant to which participants generally are entitled to receive severance payments and benefits upon a termination without “cause” (as defined in the Amended and Restated Severance Pay Plan) outside of the change in control context. The amount of severance pay depends upon the executive officer’s years of service (the maximum amount of cash severance payable is 14 months of the participant’s base salary), with the greatest benefits payable for executives having 19 or more full years of service.

Acceleration of Benefits Under Certain Other Plans. Our 2011 Incentive Award Plan, 2008 Incentive Award Plan, supplemental retirement plans, as amended, our Management Bonus Plan and our Executive Bonus Plan also contain provisions for the accelerated vesting of benefits to our executives, including each named executive officer, upon a change in control of us (using the same definition of “change in control” as the definition described above under “Change in Control Agreements”).

The Compensation Committee has determined that in light of evolving market practices, for nonqualified stock option and restricted stock grants made in 2010 and thereafter, vesting will be accelerated upon a change in control only if the participant’s position is terminated, or if the acquiring company does not convert the awards to awards of the acquiring company with equivalent value.

In addition, in the event of Mr. Pyott’s termination of employment due to death or disability, or a qualifying termination of employment occurs in connection with a change in control, all or a portion of his 2012 special restricted stock unit may vest on an accelerated basis depending on the performance of the Company’s common stock during such shortened employment period. In the case of death or disability, the portion of the award that vests on an accelerated basis will be reduced pro-rata based on the shortened employment period.

Under our supplemental retirement plans, in the event of a change in control, each participant will receive a lump sum payment in lieu of accrued benefits under the plans based on a more favorable 3.6% discount rate. Termination under our supplemental retirement plans can be for any reason whatsoever, voluntary or involuntary.

Under our Management Bonus Plan and our Executive Bonus Plan, each as in effect, if a change in control occurs during any year in which a participant is eligible to receive a bonus award under the plan, such bonus award will be prorated to the effective date of the change in control and all performance objectives set by the Compensation Committee will be deemed to be met at the greater of 100% of the performance objective or our actual prorated year-to-date performance. Payment is conditioned upon the recipient continuing to be employed by us or our successor on the effective date of the change in control and will be made within 30 days after the effective date of the change in control. No amounts are shown regarding benefits for death, disability, qualifying termination (without change in control) and qualifying termination with a change in control in the table below, as the termination scenarios would occur on the last day of the performance period and thus the payout would be the same as if the change in control had not occurred.

In accordance with the requirements of the SEC, the following table presents our reasonable estimate of the benefits payable to our named executive officers assuming that each of the following events occurred on December 31, 2013, the last business day of fiscal year 2013: (1) a change in control; (2) a change in control and qualifying termination of employment; (3) a reduction in force; (4) a termination as a result of a mutually agreed to resignation; and (5) a termination as a result of death or permanent disability. Amounts shown in the table below represent payouts under the terms of the Change in Control Policy and applicable severance plan in effect on December 31, 2013. Excluded are benefits previously accrued under our Executive Deferred Compensation Plan, defined benefit retirement plan and two supplemental retirement plans. For information on such accrued benefits, see the “Pension Benefits Table” and the “Nonqualified Deferred Compensation Table” in this Proxy Statement. Also excluded are benefits provided to all employees, such as accrued vacation. While we have made reasonable assumptions regarding the amounts payable, there can be no assurance that in the event of a change in control, our named executive officers will receive the amounts reflected below.

Name	Trigger	Cash Severance(1)	Value of Option Acceleration(2)	Value of Restricted Stock and RSU Acceleration(3)	Continuation of Employment Benefits(4)	Total Value(5)
David E.I. Pyott	Change in Control	$0	$19,142,580	$0	$0	$19,142,580
	Change in Control and Qualifying Termination	$9,623,250	$19,142,580	$6,109,400	$80,389	$34,955,619
	Reduction in Force	$2,445,625	$19,142,580	$0	$26,143	$21,614,348
	Mutually Agreed to Resignation	$2,445,625	$0	$0	$26,143	$2,471,768
	Death or Disability(6)	$0	$19,142,580	$2,341,900	$0	$21,484,480
Douglas S. Ingram	Change in Control	$0	$4,135,035	$57,428	$0	$4,192,463
	Change in Control and Qualifying Termination	$3,624,000	$4,135,035	$57,428	$80,410	$7,896,873
	Reduction in Force	$1,283,333	$4,135,035	$52,541	$26,762	$5,497,671
	Mutually Agreed to Resignation	$1,283,333	$0	$0	$26,762	$1,310,095
	Death or Disability(6)	$0	$4,135,035	$57,428	$0	$4,192,463
Jeffrey L. Edwards	Change in Control	$0	$4,300,105	$59,428	$0	$4,359,533
	Change in Control and Qualifying Termination	$3,386,250	$4,300,105	$59,428	$76,049	$7,821,832
	Reduction in Force	$1,290,000	$4,300,105	$54,429	$29,195	$5,673,729
	Mutually Agreed to Resignation	$1,290,000	$0	$0	$29,195	$1,319,195
	Death or Disability(6)	$0	$4,300,105	$59,428	$0	$4,359,533
Scott M. Whitcup, M.D.	Change in Control	$0	$5,388,785	$60,428	$0	$5,449,213
	Change in Control and Qualifying Termination	$3,386,250	$5,388,785	$60,428	$36,487	$8,871,950
	Reduction in Force	$1,048,125	$5,388,785	$55,318	$8,990	$6,501,218
	Mutually Agreed to Resignation	$1,048,125	$0	$0	$8,990	$1,057,115
	Death or Disability(6)	$0	$5,388,785	$60,428	$0	$5,449,213

Julian S. Gangolli	Change in Control	$0	$2,892,870	$888,640	$0	$3,781,510
	Change in Control and Qualifying Termination	$2,668,800	$2,892,870	$888,640	$77,002	$6,527,312
	Reduction in Force	$532,833	$2,892,870	$768,229	$13,252	$4,207,184
	Mutually Agreed to Resignation	$532,833	$0	$0	$13,252	$546,085
	Death or Disability(6)	$0	$2,892,870	$888,640	$0	$3,781,510

(1)	In the case of a change in control and qualifying termination, represents three-times the sum of (i) the highest annual salary rate within the five year period preceding termination, plus (ii) a bonus increment equal to the executive’s target bonus under our Management Bonus Plan or our Executive Bonus Plan, as applicable. In the case of a termination of employment under the terms of our Executive Severance Pay Plan in effect on December 31, 2013, represents, for our executive officers having from 12 up to 16 full years of service (Messrs. Pyott and Ingram and Dr. Whitcup), between 19 and 21.5 months of base salary at the time of termination, and for our executive officer with 20 full years of service (Mr. Edwards), 24 months of base salary at the time of termination. For Mr. Gangolli, represents 9.5 months of base salary (based on 11 full years of service), which he would be entitled to receive pursuant to the Amended and Restated Severance Pay Plan.
(2)	Represents the aggregate value of the acceleration of vesting of the participant’s unvested stock options based on the spread between the closing price of our common stock on December 31, 2013 and the exercise price of the stock options. For options granted in 2010 and thereafter, in the event of a change in control (without a qualifying termination), the options only accelerate upon change in control if they are not assumed or substituted.
(3)	Represents the aggregate value of the acceleration of vesting of the participant’s unvested restricted stock based on the closing price of our common stock on December 31, 2013. For stock awards granted in 2010 and thereafter, in the event of a change in control (without a qualifying termination), the restricted stock awards only accelerate upon change in control if they are not assumed or substituted. For Mr. Pyott, also represents the value of the portion of his 2012 special restricted stock unit that would vest in connection with a qualifying termination of employment.
(4)	In the case of a change in control and qualifying termination, represents the estimated payments for continued medical, dental, vision, each for a period of three years after termination of employment. In the case of a termination of employment under the applicable severance plan in effect on December 31, 2013, represents medical, dental and vision coverage during the severance pay period.
(5)	Excludes the value to the executive of a continued right to indemnification by us and continued coverage under our directors’ and officers’ liability insurance (if applicable).
(6)	Our named executive officers each receive life insurance proceeds of $1.5 million upon death, which amounts have been excluded from the table. We pay the premiums for term life insurance for all eligible employees as well as the cost of higher coverage levels in place for our executives.

Director Compensation

Director Compensation Program. Our Board adopted a revised non-employee director compensation program, which became effective January 1, 2013. Under this program, our non-employee directors will receive a target fixed annual value of approximately $450,000, comprised of (i) cash compensation for annual retainers and meeting fees with an approximate value of $100,000 and (ii) a targeted fixed annual equity award of approximately $350,000. Each director may elect to receive the target fixed annual equity award grant value in: (a) all stock options, (b) all restricted stock units, or (c) a 50/50 value split between options and restricted stock units. Any new option grants made to a non-employee director with at least six years of Board service would remain exercisable for the full ten-year maximum term. For restricted stock units, election must be made by the end of the calendar year prior to the annual meeting, and the restricted stock units would vest and be taxable one year after the grant date unless an election to defer receipt until termination of the board service.

The chairperson of each committee will receive an additional $15,000 annual retainer fee, with the exception of the Audit and Finance Committee chairperson who will receive an additional annual retainer fee of $20,000. In addition, all non-employee directors, including our committee chairs, will receive $2,500 for each board meeting attended and $1,500 for each committee meeting attended.

In addition to the foregoing, we reimburse our non-employee directors for the costs of attending up to two continuing education programs for directors per year. We do not believe these to be perquisites as the directors are expected to attend such programs and continuing education programs are integrally and directly related to their service as our directors.

Director Stock Ownership Guidelines. Our Board has approved a stock ownership policy for our non-employee directors. Our non-employee directors are each required to own stock totaling five times the annual cash retainer paid to such non-employee director. Each director will have until the later of (i) five years from August 1, 2011, the date the guidelines were adopted, or (ii) five years from the director’s initial election to our Board to satisfy the stock ownership guidelines. As of December 31, 2013, all non-employee directors were in compliance with the stock ownership guidelines.

2013 Director Compensation. The following table summarizes the cash compensation paid to our non-employee directors for the year ended December 31, 2013, as well as the aggregate grant date fair value for stock awards granted in 2013 to our non-employee directors.

Director	Fees Earned or Paid in Cash(1)	StockAwards/Units(2)(3)	Option Awards(3)	Other Compensation(4)	Total
Herbert W. Boyer, Ph.D.(5)	$61,000	$0	$0	$897	$61,897
Deborah Dunsire, M.D.	$90,000	$176,116	$122,790	$1,443	$390,349
Michael R. Gallagher	$121,500	$176,116	$122,790	$3,949	$424,355
Dawn Hudson	$114,000	$0	$245,603	$0	$359,603
Trevor M. Jones, Ph.D.	$97,500	$352,232	$0	$1,289	$451,021
Louis J. Lavigne, Jr.	$98,500	$352,232	$0	$0	$450,732
Peter J. McDonnell, M.D.	$75,000	$352,232	$0	$0	$427,232
Timothy D. Proctor	$77,000	$352,232	$0	$0	$429,232
Russell T. Ray	$121,500	$352,232	$0	$0	$473,732
Stephen J. Ryan, M.D.(5)	$39,000	$352,232	$0	$214	$391,446

(1)	In 2013, each non-employee director received an annual retainer of $60,000 for services as a director, except that Michael R. Gallagher, Lead Independent Director, received an annual retainer of $90,000, reflecting the Lead Independent Director’s critical role in assuring effective corporate governance and in managing the affairs of our Board as our lead independent director including: (1) presiding over executive sessions of our Board and over board meetings when the Chairman of the Board is not in attendance; (2) consulting with the Chairman of the Board and other board members on corporate governance practices and policies, and assuming the primary leadership role in addressing issues of this nature if, under the circumstances, it is inappropriate for the Chairman of the Board to assume such leadership; (3) meeting informally with other outside directors between board meetings to assure free and open communication within the group of outside directors; (4) assisting the Chairman of the Board in preparing our Board agenda so that the agenda includes items requested by non-management members of our Board; (5) administering the annual board evaluation and reporting the results to the Corporate Governance and Compliance Committee; and (6) assuming other responsibilities that the non-management directors might designate from time to time.

The chairperson of each board committee received a $3,750 quarterly retainer fee for committee meetings presided over in 2013, except that the chairperson of the Audit and Finance Committee received a $5,000 quarterly retainer fee for regular committee meetings presided over in 2013. In addition, all non-employee directors, including our Board committee chairs, received $2,500 for each board meeting attended in 2013 and an additional $1,500 for each board committee meeting attended in 2013.

(2)	The amounts shown are the grant date fair value of restricted stock units granted in fiscal year 2013, as prescribed under ASC Topic 718. For a discussion of valuation assumptions, see Note 9, Employee Stock Plans, to our Notes to Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2013.

Under our 2011 Incentive Award Plan, which was approved by our stockholders at our 2013 annual meeting, 1,551 shares of restricted stock units were granted to each of Dr. Dunsire and Mr. Gallagher, while 3,102 shares of restricted stock units were granted to each of Ms. Hudson, Dr. McDonnell, Messrs. Lavigne, Proctor and Ray, and Prof. Jones on April 30, 2013, the date of our 2013 annual meeting.

(3)	The amounts shown are the grant date fair value of stock options grated in fiscal year 2013 as prescribed under FASB ASC Topic 718. For a discussion of valuation assumptions, see Note 10, Employee Stock Plans, to our Notes to Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2013.

Under our 2011 Incentive Award Plan, 5,355 stock options were granted to each of Dr. Dunsire and Mr. Gallagher and 10,711 stock options were granted to Ms. Hudson on April 30, 2013, the date of our 2013 annual meeting.

The table below shows the aggregate numbers of unvested stock awards/units and option awards outstanding for each non-employee director as of December 31, 2013.

Director	Unvested Stock Awards/Units	Vested and Unvested Option Awards
Herbert W. Boyer, Ph.D.	0	0
Deborah Dunsire, M.D.	1,551	50,995
Michael R. Gallagher	1,551	39,555
Dawn Hudson	0	44,911
Trevor M. Jones, Ph.D.	3,102	40,600
Louis J. Lavigne, Jr.	3,102	54,600
Peter J. McDonnell, M.D.	3,102	0
Timothy D. Proctor	3,102	0
Russell T. Ray	3,102	54,600
Stephen J. Ryan, M.D.	0	0

(4)	Under our Deferred Directors’ Fee Program, participants may elect to defer all or a portion of their retainer and meeting fees until termination of their status as a director. Deferred amounts are treated as having been invested in our common stock, such that on the date of deferral the director is credited with a number of phantom shares of our common stock equal to the amount of fees deferred divided by the market price of a share of our common stock as of the date of deferral. Upon termination of the director’s service on our Board, the director will receive shares of our common stock equal to the number of phantom shares of our common stock credited to such director under the Deferred Directors’ Fee Program. The amounts shown represent dividend equivalents earned on the phantom shares during 2013.
(5)	Effective immediately prior to the 2013 annual meeting of stockholders, Herbert W. Boyer, Ph.D. and Stephen J. Ryan, M.D. retired from our Board.

Compensation Risk Management

In January 2014, management assessed our compensation design, policies and practices to determine whether any risks arising from our compensation design, policies and practices are reasonably likely to have a material adverse effect on us. The Compensation Committee reviewed and agreed with management’s conclusion that our compensation policies and practices do not create such risks. In doing so, the Compensation Committee, with the assistance of Cook & Co., considered various features of our compensation policies and practices that discourage excessive or unnecessary risk taking, including but not limited to the following:

•	appropriate pay philosophy, peer group and other market comparability data, and market positioning to align with and support business objectives;

•	effective balance in the design of our compensation programs, including: (i) cash and equity pay mix, (ii) short- and longer-term performance focus, (iii) corporate, business unit, and individual performance focus and measurement; and (iv) financial and non-financial performance measurement together with top management and Board discretion to manage pay appropriately; and

•	stock grant guidelines, stock ownership guidelines, an incentive plan clawback policy, and independent Compensation Committee oversight of our compensation policies and practices.

ORGANIZATION AND COMPENSATION COMMITTEE REPORT

The Organization and Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management, and based on the review and discussions, the Organization and Compensation Committee recommended to our board of directors that the Compensation Discussion and Analysis be included in our 2013 Annual Report on Form 10-K and in this Proxy Statement for the 2014 annual meeting of stockholders.

ORGANIZATION AND COMPENSATION

COMMITTEE,

    Michael R. Gallagher, Chairperson

    Timothy D. Proctor

    Russell T. Ray

    Henri A. Termeer

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The charter of the Audit and Finance Committee requires that it review and discuss with management and our independent registered public accounting firm any material related party transactions involving terms that differ from those that would typically be negotiated with independent parties. In connection with this requirement, all related party transactions (transactions involving our directors and executive officers or their immediate family members) are disclosed to our Audit and Finance Committee and our Board at least annually. We are not aware of any transactions between us and any stockholder owning five percent or greater of our outstanding common stock but if any such transaction were to arise, it would, pursuant to the terms of the Audit and Finance Committee’s charter, be reviewed by that committee. In addition, transactions involving our directors are disclosed and reviewed by our Corporate Governance and Compliance Committee in its assessment of our directors’ independence. To the extent such transactions are ongoing business relationships, the transactions are disclosed and, as applicable, reviewed annually. The Audit and Finance Committee intends to approve only those related party transactions that are in the best interests of our stockholders.